Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

THE DAI-ICHI LIFE INSURANCE COMPANY, LIMITED,

DL INVESTMENT (DELAWARE), INC.

AND

PROTECTIVE LIFE CORPORATION

DATED AS OF JUNE 3, 2014

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER dated as of June 3, 2014 (this “Agreement”) is made and entered into among The Dai-ichi Life Insurance Company, Limited, a kabushiki kaisha organized under the laws of Japan (“Dai-ichi”), DL Investment (Delaware), Inc., a Delaware corporation and wholly-owned subsidiary of Dai-ichi (“Merger Sub”), and Protective Life Corporation, a Delaware corporation (“Protective”). Dai-ichi, Merger Sub and Protective are referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the respective Boards of Directors of Dai-ichi and Merger Sub have unanimously (a) approved the merger of Merger Sub with and into Protective with Protective surviving the Merger upon the terms and subject to the conditions set forth in this Agreement (the merger of Merger Sub with and into Protective being referred to in this Agreement as the “Merger”) and becoming a wholly-owned subsidiary of Dai-ichi as a result of the Merger, (b) approved the execution, delivery and performance by Dai-ichi and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated hereby and (c) adopted and declared advisable this Agreement.

WHEREAS, the Board of Directors of Protective has unanimously (a) determined that the Merger and the other transactions contemplated by this Agreement are fair to, advisable and in the best interests of Protective and its stockholders, (b) approved the execution, delivery and performance of this Agreement by Protective and consummation of the Merger and the other transactions contemplated hereby, (c) resolved to recommend the approval and adoption of this Agreement and the transactions contemplated hereby by the stockholders of Protective and (d) adopted and declared advisable this Agreement.

WHEREAS, Protective, Dai-ichi and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINED TERMS

SECTION 1.01.  Certain Defined Terms.  As used in this Agreement, the following terms have the meanings specified in this Section 1.01.

“Acquisition Proposal” means any proposal or offer from any Person for a direct or indirect (a) merger, binding share exchange, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving Protective, pursuant to which such Person (or the shareholders of any Person) would acquire, directly or indirectly, 15 percent or more of the aggregate voting power of Protective or of the surviving entity in a merger involving Protective or the resulting direct or indirect parent of Protective or such surviving entity, (b) acquisition of 15 percent or more of the consolidated assets (based on the fair market value thereof) of Protective and the Protective Subsidiaries, taken as a whole, in one or a series of related transactions (including by way of reinsurance or otherwise) or (c) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) that if consummated would result in the Beneficial Ownership by any Person of Securities representing 15 percent or more of the then-outstanding Common Stock (or of the shares of the surviving entity in a merger or of the direct or indirect parent of the surviving entity in a merger, in each case involving Protective); provided that the term “Acquisition Proposal” will not include the Merger or the other transactions contemplated by this Agreement.

“Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract, as trustee or executor or otherwise.

“Affiliated Distributor” means any brokers, broker-dealers, insurance agents, producers, distributors or other Persons who market, produce or sell the Insurance Contracts, or any successors thereto, that are employees or Affiliates of Protective.

“Beneficial Owner” means, with respect to a Security, any Person who, directly or indirectly, through any Contract, relationship or otherwise, has or shares (a) the power to vote, or to direct the voting of, such Security, (b) the power to dispose of, or to direct the disposition of, such Security or (c) the right to profit or share in any profit derived from a transaction in such Security. The term “Beneficial Ownership” will be construed accordingly.

“Benefit Plan” means any employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, Equity Right, Stock Plan, termination indemnity, redundancy, change in control, performance, retention, severance or termination pay, holiday pay, sick pay, workers’ compensation, vacation pay, fringe benefit, educational assistance, housing assistance, relocation or expatriate, moving expense reimbursement, hospitalization or other medical, life, disability, welfare benefit or other insurance, supplemental unemployment benefits, profit-sharing, pension, superannuation or retirement plan, program or Contract, Tax gross-up or Tax indemnity Contract and each other employee benefit plan, program, or Contract (including employment Contracts), whether written or oral, currently sponsored, maintained or contributed to or required to be contributed to by Protective, any Protective Subsidiary or any ERISA Affiliate of Protective or any Protective Subsidiary, for the benefit of any current or former director, officer or employee of Protective or any Protective Subsidiary, other than any Multiemployer Plan or any such plan, program or Contract that is required by applicable Law.

“Board of Directors” means the board of directors of a specified Person, or any committee thereof.

“Broker-Dealer Activities” means activities by a Person that would require such Person to register with the SEC as a broker or dealer under the Exchange Act, except activities conducted pursuant to an exemption from such registration.

“Burdensome Condition” means any arrangements, conditions or restrictions that (a) are not conditioned on the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof (b) as to the insurance regulatory approvals set forth in Section 5.04(b) of the Dai-ichi Disclosure Letter, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (c) as to the approvals of the Japan Financial Services Agency set forth in Section 5.04(b) of the Dai-ichi Disclosure Letter, would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition, operations or results of operations of Dai-ichi and the Dai-ichi Subsidiaries (not including Protective and the Protective Subsidiaries), taken as a whole.

“Business Day” means any day, except Saturday or Sunday, on which commercial banks are not required or authorized to close in New York, New York, Dover, Delaware or Tokyo, Japan.

“Change” means a change, circumstance, condition, event, effect, development or state of facts.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Common Stock” means the Common Stock, par value $0.50 per share, of Protective.

“Constituent Documents” means with respect to any entity, its certificate or articles of incorporation, bylaws and any similar charter or other organizational documents of such entity.

“Contract” means any legally binding contract, agreement, lease, sublease, license, sublicense, commitment, understanding, franchise, warranty, guaranty, mortgage, note, bond, option, warrant or other legally binding arrangement, in each case, whether written or oral and whether one or a series of related Contracts.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Distribution Agreement” means any Contract for the distribution, selling or revenue sharing related to the distribution of Insurance Contracts issued by any Protective Insurance Subsidiary in an offering registered with the SEC, including any principal underwriting agreement for any Registered Insurance Contract.

“Environmental Law” means any Law relating to pollution or protection or preservation of the environment, including any Law pertaining to (a) treatment, storage, disposal, generation and transportation of toxic or hazardous substances or solid or hazardous waste, (b) air, water and noise pollution, (c) groundwater or soil contamination, (d) the release or threatened release into the environment of toxic or hazardous substances or solid or hazardous waste, including emissions, discharges, injections, spills, escapes or dumping into the environment of pollutants, contaminants or chemicals, (e) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or oil or petroleum products or solid or hazardous waste, (f) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles, (g) public health and safety or (h) the protection of wild life, marine sanctuaries and wetlands, including all endangered and threatened species.

“Environmental Permit” means any permit, license, authorization or consent required pursuant to applicable Environmental Laws.

“Equity Right” means, with respect to any Person, any security or obligation convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, stock units, “phantom” awards, dividend equivalents, or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, any trade or business, whether or not incorporated, that together with such entity and its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means all reasonable out-of-pocket expenses (including reasonable fees and expenses of legal counsel, accountants, investment bankers, experts and consultants to a Party or its Affiliates) incurred by or on behalf of a Party in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated by this Agreement, including the preparation, printing, filing and mailing of the Proxy Statement and any amendments or supplements thereto, the solicitation of the Stockholder Approval and all other matters related to the transactions contemplated by this Agreement.

“Expense Reimbursement” means the amount of all reasonable, documented out-of-pocket Expenses, not to exceed $20,000,000 in the aggregate, incurred in connection with the transactions contemplated by this Agreement by Dai-ichi and its Affiliates.

“Financial Statements” means the consolidated financial statements of Protective and the Protective Subsidiaries included in the SEC Documents together, in the case of year-end statements, with reports thereon by PricewaterhouseCoopers LLP, the independent auditors of Protective for the periods included therein, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows, and accompanying notes.

“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) department, agency or instrumentality of a foreign or other government, including any state-owned or state controlled instrumentality of a foreign or other government, (d) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department or other entity, any court or other tribunal, and the National Association of Insurance Commissioners), (e) international or multinational organization formed by states, governments or other international organizations, (f) organization that is designated by executive order pursuant to Section 1 of the United States International Organizations Immunities Act (22 U.S.C. 288 of 1945), as amended, and the rules and regulations promulgated thereunder or (g) other body (including any industry or self-regulating body) exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police or regulatory authority or power of any nature (including, in any respect, Taxes).

“Hazardous Substance” means any substance, material, contaminant, pollutant or waste that is regulated under any Environmental Law, including any admixture or solution thereof, and including petroleum and all derivatives thereof, asbestos or asbestos-containing materials in any form or condition and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, without duplication, (a) indebtedness for borrowed money, (b) obligations evidenced by bonds, debentures, notes, mortgages or similar instruments or securities, (c) obligations upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practices), (d) obligations under conditional sale or other title retention Contracts relating to any property purchased, (e) obligations issued or assumed as the deferred purchase price of property or services (excluding obligations to creditors for inventory, services and supplies incurred in the ordinary course of business consistent with past practices), (f) obligations under capital leases, (g) reimbursement, payment or similar obligations under letters of credit and (h) all guarantees and Contracts with respect to any of the liabilities described in the foregoing clauses (a) through (g), other than clearing house guarantees. Notwithstanding the foregoing, “Indebtedness” will not include (i) obligations under operating leases or real property leases, (ii) undrawn letters of credit or (iii) intercompany indebtedness, obligations or liabilities between or among Protective and any wholly-owned Protective Subsidiaries.

“Independent Distributor” means the brokers, broker-dealers, insurance agents, producers, distributors or other Persons who market, produce or sell the Insurance Contracts, or any successors thereto, that are not employees or Affiliates of Protective.

“Insurance Contracts” means the insurance or annuity policies and Contracts, together with all binders, slips, certificates, endorsements and riders thereto, issued or entered into by any Protective Insurance Subsidiary.

“Insurance Laws” means any Law relating to the business of insurance or the regulation of insurance companies.

“Intellectual Property” means rights in all of the following as recognized under applicable Law, whether or not filed, perfected, registered or recorded, including all renewals: (a) all patents and applications for patents (including all invention disclosures) and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part (collectively, “Patents”), (b) all copyrights, copyright registrations and copyright applications, and copyrightable works (collectively, “Copyrights”), (c) all trade dress and trade names, logos, internet addresses and domain names, trademarks and service marks and related registrations and applications, including any renewals or extensions, and all other indicia of commercial source or origin (collectively, “Trademarks”), (d) all computer software (including source and object code), firmware, development tools, proprietary languages, algorithms, files, records and technical drawings (collectively, “Software”), (e) all mask works, mask work registrations and mask work applications, (f) all inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, technology, technical data and (g) trade secrets, confidential business information, manufacturing and production processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, advertising and promotional materials, customer, distributor, reseller and supplier lists and information, and other proprietary information of every kind (collectively, “Trade Secrets”).

“Intellectual Property License Agreements” means Contracts granting or obtaining any right to use or practice any rights under any Intellectual Property to which Protective or any of the Protective Subsidiaries is a party or otherwise bound.

“Internal IT Systems” means the hardware, Software, network and telecommunications equipment and internet-related information technology infrastructure owned or leased by Protective or any of the Protective Subsidiaries.

“Intervening Event” means a material Change with respect to Protective and the Protective Subsidiaries or the business of Protective and the Protective Subsidiaries, in each case taken as a whole, that (a) is unknown by the Board of Directors of Protective as of or prior to the date of this Agreement, (b) is not reasonably foreseeable as of the date of this Agreement and (c) first occurs, arises or becomes known to the Board of Directors of Protective after the date of this Agreement and on or prior to the date of the Stockholder Approval; provided that the receipt by Protective of an Acquisition Proposal or a Superior Proposal will not be deemed to constitute an Intervening Event.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge of Protective” means the actual knowledge, after reasonable inquiry, of any of the individuals set forth in Section 1.01 of the Protective Disclosure Letter.

“Law” means any federal, state, local, municipal, foreign, international, multinational or other rule, regulation, statute, Order, ordinance, constitution, treaty, administrative interpretation, directive or code promulgated by any Governmental Authority, including any binding case law.

“Lease” means any lease, sublease, license, occupancy agreement or similar Contract relating to real property.

“Leased Real Property” means all real property interests of Protective or any of the Protective Subsidiaries acquired pursuant to any Lease.

“Lien” means any mortgage, claim, pledge, hypothecation, assignment, deposit agreement, encumbrance, lien (statutory or other), servitude, easement, right of way, community or other material property interest, option, preference, priority, right of first offer or refusal or other charge or security interest of any kind or nature whatsoever (including any conditional sale or other title retention Contract).

“Material Adverse Effect” means (a) a material adverse effect on the business, financial condition, operations or results of operations of Protective and the Protective Subsidiaries, taken as a whole or (b) a material adverse effect on the ability of Protective to consummate the Merger without material delay or impairment; provided that, solely for purposes of clause (a), none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been, a Material Adverse Effect: (i) any Change generally affecting economic, regulatory or political conditions, (ii) any Change generally affecting the financial, credit, securities or other capital markets in the United States or any foreign jurisdiction, (iii) any Change generally affecting the industries in which Protective and the Protective Subsidiaries operate, (iv) any hurricane, tornado, flood, earthquake, tsunami, volcanic eruption or other natural disaster, (v) any Change in national or international political conditions, including acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism occurring after the date of this Agreement, (vi) any Change occurring after the date of this Agreement in applicable Law, GAAP or SAP, (vii) the public announcement of the execution of this Agreement, (viii) any communication by Dai-ichi regarding plans or intentions with respect to modifications in the employment or business relationship between Protective or the Protective Subsidiaries and their respective employees or distributors following the Effective Time, (ix) any failure by Protective or the Protective Subsidiaries to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (but not the facts or circumstances underlying or giving rise to such failure) or (x) any change in the market price or trading volume of the securities of Protective (but not the facts or circumstances underlying or giving rise to any such change), except, with respect to the foregoing clauses (i) through (vi), to the extent that the effects of any such matter are disproportionally adverse to the business, financial condition, operations or results of operations of Protective and the Protective Subsidiaries, taken as a whole, as compared to other companies operating in the industries and markets in which Protective and the Protective Subsidiaries operate.

“Multiemployer Plan” means any plan or Contract that is a multiemployer plan within the meaning of Sections 3(37) or 4001(a)(3) of ERISA.

“NYSE” means the New York Stock Exchange, Inc.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative.

“Owned Intellectual Property” means all issued Patents, registered Trademarks or material unregistered Trademarks, registered Copyrights or material unregistered Copyrights, and Software material to the businesses of Protective or the Protective Subsidiaries, in each case, which are owned by Protective or the Protective Subsidiaries.

“Owned Real Property” means real property, together with all improvements and fixtures located thereon or attached or appurtenant thereto, owned in fee by Protective or any Protective Subsidiary, including all easements, licenses, rights and appurtenances relating to the foregoing.

“Permitted Liens” means (a) any Lien for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been established in the Financial Statements, as applicable, (b) carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s or other similar Liens incurred in the ordinary course of business consistent with past practices or which are being contested in good faith for which adequate reserves have been established in accordance with GAAP, (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (d) Liens comprising deposits required by applicable Insurance Law, (e) easements, rights-of-way, restrictions and other similar encumbrances, which do not materially interfere with the use of the property subject thereto, (f) statutory Liens in favor of lessors arising in connection with leased property and (g) Liens that, individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of the business of Protective or any of the Protective Subsidiaries or materially interfere with the use thereof as currently used by Protective or, as the case may be, any of the Protective Subsidiaries.

“Permits” means qualifications, registrations, franchises, filings, licenses, permits, certificates, consents, approvals or authorizations issued or granted by Governmental Authorities.

“Person” means an individual, corporation, limited liability company, general or limited partnership, association, trust, unincorporated organization, Governmental Authority, other entity or group (as defined in the Exchange Act).

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person..

“Preferred Stock” means the Preferred Stock, par value $1.00 per share, of Protective.

“Proceeding” means an action, suit, claim, litigation, proceeding, arbitration, investigation, audit, charge, complaint, review or controversy, whether judicial or administrative.

“Protective Advisers” means ProEquities, Inc. and Protective Investment Advisers, Inc.

“Protective Broker-Dealers” means ProEquities, Inc. and Investment Distributors, Inc.

“Registered Insurance Contract” means any Insurance Contract issued in an offering registered with the SEC, including variable life insurance and annuities and modified guaranteed annuities issued in a registered offering.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal and migration, including the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the environment.

“SAP” means, as to any Person, statutory accounting practices prescribed or permitted by the applicable Insurance Laws and the insurance regulatory authority of the jurisdiction in which such Person is domiciled.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“Securities” means, with respect to any Person, any class or series of common stock, preferred stock, membership interest and any other equity securities or capital stock of such Person, however described and whether voting or non-voting.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Separate Accounts” means the separate accounts maintained by the Protective Insurance Subsidiaries that are utilized in connection with their respective Insurance Contracts.

“Stock Plan” means Protective’s 2012 Amended and Restated Long-Term Incentive Plan, Stock Plan for Non-Employee Directors or any other equity or equity-based compensation plan of Protective.

“Subsidiary” means, when used with respect to any Person, any other Person, whether incorporated or unincorporated, of which (a) more than 50 percent of the Securities or (b) Securities having by their terms ordinary voting power to elect more than 50 percent of the members of the Board of Directors or others performing similar functions with respect to such corporation or other organization, is directly owned or controlled by such Person or by any one or more of its Subsidiaries.

“Superior Proposal” means any bona fide binding written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 15% to 50%) made by any Person (other than Dai-ichi or Merger Sub) that has not been withdrawn and did not result from a breach of the provisions of Section 6.05 and that the Board of Directors of Protective has determined in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) is more favorable to Protective’s stockholders than the Merger and the other transactions contemplated by this Agreement (taking into account any proposals by Dai-ichi to amend the terms of this Agreement), after giving due consideration to whether the Acquisition Proposal is (a) more favorable from a financial point of view to the stockholders of Protective than the transactions contemplated by this Agreement and (b) reasonably capable of being completed, taking into account, in the case of both clause (a) and (b), all legal, financial, regulatory, timing and other aspects of such Acquisition Proposal, including the identity of the Person making such Acquisition Proposal.

“Tax” means (a) any federal, state, local or foreign tax, charge, fee, duty (including customs duty), levy or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, goods and services, consumption, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment or social security or other tax of whatever kind that is imposed by any Governmental Authority, but not including any guarantee fund assessment, or (b) any interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph.

“Tax Return” means any report, return, filing, declaration, claim for refund, or information return or statement in connection with the determination, assessment, collection or imposition of any Taxes or otherwise related to Taxes, including any schedule or attachment, and including any amendment thereof.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax or is otherwise responsible for Tax Returns and the agency, if any, charged with the collection of such Tax for such Governmental Authority.

“Termination Fee” means (a) if payable in connection with a termination of this Agreement on or prior to the No Shop Period Start Date by (i) Dai-ichi in accordance with Section 9.01(c)(ii) if the event giving rise to such termination is the submission of an Acquisition Proposal prior to the No Shop Period Start Date or (ii) Protective in accordance with Section 9.01(d)(ii) with respect to Protective entering into an definitive written agreement prior to the No Shop Period Start Date, then, in either case, an amount equal to $105,000,000, and (b) if payable in any other circumstance, an amount equal to $140,000,000.

“Treasury Regulations” means the U.S. Treasury Regulations.

“Virus” means any virus, Trojan horse, time bomb, key-lock, worm, malicious code or other software, program or file designed to or able to, without the knowledge and authorization of Protective or any of its Affiliates, disrupt, disable, harm or interfere with the operation of any Software, computer data, network, memory or hardware.

SECTION 1.02.  Additional Defined Terms.  For purposes of this Agreement, the following terms have the meanings specified in the indicated Section of this Agreement.

Defined Term	Section
“Acceptable Confidentiality Agreement”	Section 6.05(a)
“Agreement”	Preamble
“Alternative Acquisition Agreement”	Section 6.05(c)
“Approval”	Section 4.06(b)
“Base Price”	Section 2.07(a)
“Certificate of Merger”	Section 2.03
“Certificate”	Section 2.06(f)
“Change in Recommendation”	Section 6.03(b)
“Closing Date”	Section 2.02
“Closing”	Section 2.02
“Copyrights”	Section 1.01, definition of “Intellectual Property”
“Confidentiality Agreement”	Section 6.04(c)
“Continuing Employee”	Section 7.02(a)
“D&O Insurance”	Section 7.04(a)
“Dai-ichi Disclosure Letter”	Article V
“Dai-ichi”	Preamble
“Dissenting Shares”	Section 2.06(c)
“DOJ”	Section 7.01(b)
“Effective Time”	Section 2.03
“End Date”	Section 9.01(b)(i)
“Exchange Agent”	Section 3.01(a)
“Exchange Fund”	Section 3.01(b)
“Excluded Shares”	Section 2.06(b)
“Filing”	Section 4.06(b)
“FINRA Rules”	Section 4.31(b)
“FTC”	Section 7.01(b)
“GAAP”	Section 4.07(b)
“Golden Gate Contracts”	Section 4.32(a)
“Indemnified Persons”	Section 7.04(a)
“Insurance Reserves”	Section 4.24(a)
“In-the-Money SAR”	Section 2.07(a)
“Investment Assets”	Section 4.29(a)
“Investment Guidelines”	Section 4.29(a)
“Maximum Annual Premium”	Section 7.04(a)
“Merger Consideration”	Section 2.06(a)
“Merger Sub”	Preamble
“Merger”	Recitals
“No Shop Period Start Date”	Section 6.05(a)
“Parties”	Preamble
“Party”	Preamble
“Per Share Merger Consideration”	Section 2.06(a)
“Performance Share Consideration”	Section 2.07(c)
“Performance Share”	Section 2.07(c)

“Protective Actuarial Analyses”	Section 4.24(b)
“Protective Contracts”	Section 4.18(b)
“Protective Disclosure Letter”	Article IV
“Protective Financial Advisor”	Section 4.33
“Protective Insurance Subsidiary”	Section 4.21(a)
“Protective Reinsurance Contracts”	Section 4.23
“Protective Statutory Statements”	Section 4.22(a)
“Protective Subsidiary”	Section 4.02(a)
“Protective”	Preamble
“Proxy Statement”	Section 4.09
“Recommendation”	Section 6.03(b)
“Representatives”	Section 6.04(a)
“Restraints”	Section 8.01(d)
“RSU Consideration”	Section 2.07(b)
“RSU”	Section 2.07(b)
“SAR Consideration”	Section 2.07(a)
“SAR”	Section 2.07(a)
“SEC Documents”	Section 4.07(a)
“SEC”	Section 1.03
“Solicitation and Early Signing Period”	Section 6.05(a)
“Software”	Section 1.01, definition of “Intellectual Property”
“Stockholder Approval”	Section 4.04(d)
“Stockholders Meeting”	Section 6.03(a)
“Surviving Corporation Certificate of Incorporation”	Section 2.04
“Surviving Corporation Plans”	Section 7.02(b)
“Surviving Corporation”	Section 2.01
“Takeover Law”	Section 4.05
“Trade Secrets”	Section 1.01, definition of “Intellectual Property”
“Trademarks”	Section 1.01, definition of “Intellectual Property”

SECTION 1.03.  Interpretation.  The language in this Agreement is to be construed in all cases according to its fair meaning. Dai-ichi and Protective acknowledge and agree that each Party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party or the Party in favor of which a clause has been drafted or in favor of the Party who has committed itself in a clause, is not to be employed in the interpretation of this Agreement. Whenever used herein, the words “include,” “includes” and “including” mean “include, without limitation,” “includes, without limitation” and “including, without limitation,” respectively. The masculine, feminine or neuter gender and the singular or plural number are each deemed to include the other whenever the context so indicates. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. The word “days” means calendar days unless otherwise specified. Time periods within or following which any payment is to be made or act is to be done will, unless expressly indicated otherwise, be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole (including any Exhibits, Schedules and the Parties’ disclosure letters) and not to any particular provision of this Agreement, and all Article, Section, Exhibit and Schedule references are to this Agreement unless otherwise specified. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. Any reference to a statute, rule or regulation is deemed also to refer to any amendments or successor legislation as in effect at the relevant time. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. The Protective Disclosure Letter and the Dai-ichi Disclosure Letter, as well as all other schedules and exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement. Whenever this Agreement provides that documents or information have been “made available” to Dai-ichi, Merger Sub or their Representatives, such documents or information will be deemed to have been so made available if (a) at least two Business Days prior to the date of this Agreement, they were filed as exhibits to the SEC Documents and publicly available on the internet website of the Securities and Exchange Commission (the “SEC”) or (b) not later than the last Business Day prior to the date of this Agreement, they were posted in the electronic data room entitled “Project Pearl” maintained at Merrill DataSite to which Dai-ichi, Merger Sub and their Representatives have been granted access by Protective, except, in each case, to the extent the contents of such documents were redacted.

ARTICLE II

THE MERGER AND CERTAIN RELATED MATTERS

SECTION 2.01.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into Protective and the separate existence of Merger Sub will cease. Protective will continue as the surviving corporation in the Merger (as such, the “Surviving Corporation”) as a wholly-owned Subsidiary of Dai-ichi and will continue to be governed by the Laws of the State of Delaware. At the Effective Time, the effects of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of Protective and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of Protective and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

SECTION 2.02.  Closing.  The closing of the Merger (the “Closing”) will take place at the offices of Baker & McKenzie, LLP, 452 Fifth Avenue, New York, New York 10018, at 10:00 a.m., local time, on the date when the Effective Time is to occur (the “Closing Date”).

SECTION 2.03.  Effective Time.  Subject to the provisions of this Agreement, on the Closing Date, Dai-ichi and Protective will file a certificate of merger as contemplated by the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the DGCL. The Merger will become effective at such time as the Certificate of Merger is duly filed with such Secretary of State of the State of Delaware on the Closing Date, or at such other time as Dai-ichi and Protective may agree and specify in the Certificate of Merger. Subject to the provisions of this Agreement, unless otherwise agreed by Dai-ichi and Protective, Dai-ichi and Protective will cause the Effective Time to occur not later than the fourth Business Day after all of the conditions set forth in Article VIII have been fulfilled or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions). As used in this Agreement, the “Effective Time” means the time at which the Merger becomes effective.

SECTION 2.04.  Surviving Corporation Constituent Documents.  At the Effective Time, (a) the certificate of incorporation of the Surviving Corporation will be amended and restated to read in its entirety as set forth in Exhibit A (the “Surviving Corporation Certificate of Incorporation”), and as so

amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and the DGCL and (b) the bylaws of the Surviving Corporation will be amended and restated to read in their entirety as set forth in Exhibit B, and as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the terms of the Surviving Corporation Certificate of Incorporation, as may be amended, and the DGCL

SECTION 2.05.  Surviving Corporation Directors and Officers.

(a)           The directors of Merger Sub in office immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Certificate of Incorporation and bylaws of the Surviving Corporation or otherwise as provided by applicable Law.

(b)           The officers of Protective in office immediately prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Certificate of Incorporation and bylaws of the Surviving Corporation or otherwise as provided by applicable Law.

SECTION 2.06.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Dai-ichi, Merger Sub, Protective or the holders of any of the following securities:

(a)           Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will be converted into and will thereafter represent the right to receive $70.00 in cash, without interest (the “Per Share Merger Consideration” and in the aggregate for all shares of Common Stock, the “Merger Consideration”).

(b)           Each share of Common Stock owned by Dai-ichi or Protective or their respective direct or indirect wholly-owned Subsidiaries (“Excluded Shares”), in each case immediately prior to the Effective Time, will be canceled without any conversion thereof, and the Per Share Merger Consideration will not be paid with respect thereto.

(c)           Notwithstanding any provision of this Agreement to the contrary, if and to the extent required by the DGCL, shares of Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Common Stock who have properly exercised appraisal rights with respect thereto (the “Dissenting Shares”) in accordance with Section 262 of the DGCL, will not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive in lieu of the Merger Consideration payment of the appraised value of such Dissenting Shares determined in accordance with the provisions of Section 262 of the DGCL unless and until such holders fail to perfect or effectively withdraw or otherwise lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration payable in respect of Common Stock. Notwithstanding anything to the contrary contained in this Section 2.06(c), if this Agreement is terminated prior to the Effective Time, then the right of any stockholder to be paid the fair value of such stockholder’s Dissenting Shares pursuant to Section 262 of the DGCL will cease. Protective will give Dai-ichi (i) prompt notice of any written demands received by the Protective for appraisal of Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL which are received by Protective relating to such holder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Protective will not, except with the prior written consent of Dai-ichi, make any payment with respect to any demand for appraisal or offer to settle or settle any such demands, and Dai-ichi will not commit to make any such payment or enter into any such settlement prior to the Effective Time without the prior written consent of Protective.

(d)           Each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and non assessable share of common stock of the Surviving Corporation.

(e)           If after the date of this Agreement and prior to the Effective Time, Protective pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any shares of Common Stock (or undertakes any similar act), then the Per Share Merger Consideration will be appropriately adjusted to provide to the holders of the Common Stock the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted will, from and after the date of such event, be the Per Share Merger Consideration, subject to further adjustment in accordance with this provision.

(f)            From and after the Effective Time, the Common Stock converted into the Merger Consideration pursuant to this Section 2.06 will no longer remain outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate previously representing any such Common Stock or shares of Common Stock that are in non-certificated book-entry form (either case being referred to in this Agreement, to the extent applicable, as a “Certificate”) will thereafter cease to have any rights with respect to such Common Stock except the right to receive the Merger Consideration and any dividends or other distributions as provided in Section 3.01(e).

SECTION 2.07.  Treatment of Equity Compensation Awards.

(a)           At or immediately prior to the Effective Time, each stock appreciation right with respect to shares of Common Stock granted under any Stock Plan (each, a “SAR”) that is outstanding and unexercised immediately prior to the Effective Time and that has a base price per share of Common Stock underlying such SAR (the “Base Price”) that is less than the Per Share Merger Consideration (each such SAR, an “In-the-Money SAR”), whether or not exercisable or vested, will be cancelled and converted into the right to receive an amount in cash, without interest, determined by multiplying (i) the excess of the Per Share Merger Consideration over the Base Price of such In-the-Money SAR by (ii) the number of shares of Common Stock subject to such In-the-Money SAR (such amount, the “SAR Consideration”). At the Effective Time, each SAR that has a Base Price that is equal to or greater than the Per Share Merger Consideration, whether or not exercisable or vested, will be cancelled and the holder of such SAR will not be entitled to receive any payment in exchange for such cancellation.

(b)           At or immediately prior to the Effective Time, each restricted share unit with respect to a share of Common Stock granted under any Stock Plan (each, a “RSU”) that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled and converted into the right to receive an amount in cash, without interest, determined by multiplying (i) the Per Share Merger Consideration by (ii) the number of RSUs (such amount, the “RSU Consideration”).

(c)           At or immediately prior to the Effective Time, the number of performance shares earned for each award of performance shares granted under any Stock Plan will be calculated by determining the number of performance shares that would have been paid if the subject award period had ended on the December 31 immediately preceding the Effective Time (based on the conditions set for payment of performance share awards for the subject award period), provided that the number of performance shares earned for each award will not be less than the aggregate number of performance shares at the target performance level, and provided further that with respect to awards granted in the year in which the Effective Time occurs, performance shares will be earned at the same percentage as awards granted in the year preceding the year in which the Effective Time occurs. At or immediately prior to the Effective Time, each performance share so earned (each, a “Performance Share”) that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled and converted into the right to receive an amount in cash, without interest, determined by multiplying (i) the Per Share Merger Consideration by (ii) the number of Performance Shares (such amount, the “Performance Share Consideration”).

(d)           Dai-ichi will cause the Surviving Company to pay the SAR Consideration, RSU Consideration and Performance Share Consideration, less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable Law, at or reasonably promptly after the Effective Time, but in no event later than five Business Days after the Effective Time, through the payroll system of the Surviving Company; provided that, if payment of any such amount is subject to a deferral election, payment will be made in accordance with the terms specifed in such applicable election.

(e)           Prior to the Effective Time, the Board of Directors of Protective (or, if appropriate, any committee thereof administering any Stock Plan) will adopt such resolutions or take action by written consent in lieu of a meeting to terminate each Stock Plan and any relevant award agreements applicable to each Stock Plan, and to cancel any Equity Rights that are outstanding and unexercised, whether or not vested or exercisable, at the Effective Time, subject to the right of the holders of such Equity Rights as provided in this Section 2.07.

ARTICLE III

PAYMENT FOR SHARES

SECTION 3.01.  Surrender and Payment.

(a)           Prior to the Effective Time, Dai-ichi will appoint a U.S. bank or trust company reasonably acceptable to Protective (the “Exchange Agent”) for the purpose of exchanging Certificates for Merger Consideration. As soon as reasonably practicable after the Effective Time, but in no event more than two Business Days following the Effective Time, Dai-ichi will send, or will cause the Exchange Agent to send, to each holder of record of shares of Common Stock as of the Effective Time, whose shares of Common Stock were converted into the right to receive the Merger Consideration, a letter of transmittal (which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent) in such form as Protective and Dai-ichi may reasonably agree, including instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent in exchange for the Merger Consideration.

(b)           At or prior to the Effective Time, Dai-ichi will cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of shares of Common Stock, an amount of cash in United States dollars sufficient to make the payments contemplated by Section 2.06, payable upon due surrender of the Certificates (or effective affidavits of loss in lieu thereof) pursuant to the provisions of this Article III. All cash deposited with the Exchange Agent is referred to in this Agreement as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions, deliver the appropriate Merger Consideration out of the Exchange Fund. The Exchange Fund will not be used for any other purpose. The Exchange Agent will invest any cash included in the Exchange Fund as directed by Dai-ichi; provided that no such investment or losses thereon will affect the Merger Consideration payable to holders of shares of Common Stock entitled to receive such consideration and Dai-ichi will promptly cause to be provided additional funds to the

Exchange Agent for the benefit of holders of shares of Common Stock entitled to receive such consideration in the amount of any such losses. Any interest and other income resulting from such investments will be the property of, and paid to, Dai-ichi.

(c)           Each holder of shares of Common Stock that have been converted into the right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate (or effective affidavits of loss in lieu thereof), together with a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, will be entitled to receive in exchange therefor a check in the amount, if any, that such holder has the right to receive in cash pursuant to Section 2.06 and this Article III. The Merger Consideration will be paid as promptly as practicable (by mail or, to the extent commercially practicable, made available for collection by hand if so elected by the surrendering holder of a Certificate) after receipt by the Exchange Agent of the Certificate and letter of transmittal in accordance with the foregoing. No interest will be paid or accrued on any Merger Consideration or on any unpaid dividends and distributions payable to holders of Certificates.

(d)           If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, it will be a condition of such payment that the Person requesting such payment will pay any transfer or other similar Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or will establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it will be a condition to the registration thereof that the surrendered Certificate will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration will pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e)           After the Effective Time, there will be no further registration of transfers of shares of Common Stock outstanding prior to the Effective Time other than as provided for in Section 2.06(d). From and after the Effective Time, the holders of Certificates representing shares of Common Stock outstanding immediately prior to the Effective Time will cease to have any rights with respect to such shares of Common Stock except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Certificates are presented to the Exchange Agent or Dai-ichi, they will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in Article II and this Article III. Notwithstanding anything to the contrary contained in this Agreement, the Surviving Corporation is obligated to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Protective with respect to shares of Common Stock in accordance with the terms of this Agreement prior to the Effective Time which remain unpaid at the Effective Time.

(f)            Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Common Stock one year after the Effective Time will be returned to Dai-ichi, upon demand, and any such holder who has not exchanged his or her shares of Common Stock for the Merger Consideration in accordance with this Article III prior to that time will thereafter look only to Dai-ichi for delivery of the Merger Consideration in respect of such holder’s shares of Common Stock.

(g)           Neither Dai-ichi, the Surviving Corporation nor the Exchange Agent will be liable to any former holder of Common Stock for any portion of the Merger Consideration delivered to any Government Authority pursuant to any applicable abandoned property, escheat or similar Law. In the event any Certificate has not been surrendered prior to the date as of which such Certificate or the Merger Consideration payable upon the surrender thereof escheats to or otherwise becomes the property of any Governmental Authority, Dai-ichi, the Surviving Corporation and the Exchange Agent will be permitted to comply with such Laws and the Merger Consideration otherwise payable upon the surrender of such Certificate will be treated for all purposes under this Agreement as having been paid to the holder of the shares of Common Stock represented by such Certificate.

SECTION 3.02.  Lost, Stolen or Destroyed Certificates.  If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Dai-ichi, the posting by such Person of a bond, in such reasonable and customary amount as Dai-ichi may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Common Stock represented by such Certificate as contemplated by Article II and this Article III.

SECTION 3.03.  Withholding Rights.  Dai-ichi, the Surviving Corporation and the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Common Stock pursuant to the Merger such amounts as Dai-ichi, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld and paid over to the applicable Governmental Authority or Taxing Authority, such deducted or withheld amounts will be treated for all purposes under this Agreement as having been paid to the holder of shares of Common Stock in respect of which such deduction and withholding was made.

SECTION 3.04.  Further Assurances.  After the Effective Time, the directors and officers of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Protective, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Protective, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PROTECTIVE

Except as otherwise disclosed in (a) the SEC Documents filed with the SEC and publicly available on the internet website of the SEC at least two Business Days prior to the date of this Agreement (excluding any portions of such SEC Documents that have been redacted and excluding any disclosure set forth in the sections titled “Risk Factors” or “forward-looking statements” or in any other section to the extent the disclosure is a forward-looking statement or cautionary, predictive or forward-looking in nature) or (b) the letter (the “Protective Disclosure Letter”) dated as of the date hereof and delivered to Dai-ichi by Protective with respect to this Agreement (it being understood that any information contained therein will qualify and apply to the representations and warranties in this Article IV to which the information is specifically stated as referring to and will qualify and apply to other representations and warranties in this Article IV to the extent that it is reasonably apparent upon reading such information that such disclosure also qualifies or is responsive to such other sections), except that no information set forth in the SEC Documents will qualify or apply to the representations and warranties set forth in Section 4.03, Section 4.04, Section 4.06(b) or Section 4.34), Protective represents and warrants to Dai-ichi and Merger Sub as follows:

SECTION 4.01.  Organization.  Protective is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Protective (a) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (b) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it make such licensing or qualification necessary, except where failure to have such power and authority, or to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Protective has made available to Dai-ichi accurate and complete copies of its Constituent Documents, as amended and in effect on the date of this Agreement.

SECTION 4.02.  Subsidiaries.

(a)           Each Subsidiary of Protective (individually, a “Protective Subsidiary” and collectively, the “Protective Subsidiaries”) is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization. Each Protective Subsidiary (a) has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (b) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it make such licensing or qualification necessary, except where failure to have such power and authority, or to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           Protective or one or more Protective Subsidiaries is the record holder and Beneficial Owner of all of the outstanding Securities of each Protective Subsidiary, free and clear of any Liens and free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities, other than generally applicable limitations or restrictions on transfer arising under applicable securities Laws and applicable Insurance Laws governing the acquisition of control of the Protective Insurance Subsidiaries. All of the Securities so owned by Protective have been duly authorized and validly issued and are fully paid and nonassessable, and no such shares have been issued in violation of any preemptive or similar rights by which Protective or any Protective Subsidiary is bound. Except for the Securities of the Protective Subsidiaries and investment assets acquired in the ordinary course of business consistent with the investment policies and guidelines applicable to Protective at the time of acquisition, Protective does not own, directly or indirectly, any Securities or other ownership interests in any Person or any Indebtedness of any Person.

SECTION 4.03.  Capitalization.

(a)           The authorized capital stock of Protective consists of 160,000,000 shares of Common Stock and 4,000,000 shares of Preferred Stock.

(b)           At the close of business on May 31, 2014, 78,857,942 shares of Common Stock were issued and outstanding, 3,807,821 shares of Common Stock were reserved for issuance pursuant to the Stock Plans or pursuant to individual equity compensation award agreements, and no shares of Preferred Stock were issued and outstanding. Except as set forth above, as of May 31, 2014, no other Securities of Protective were issued, reserved for issuance or outstanding. All issued and outstanding shares of Common Stock have been, and all shares of Common Stock that may be issued pursuant to the exercise of outstanding Equity Rights will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and are subject to no preemptive or similar rights by which Protective or any Protective Subsidiary is bound.

(c)           Section 4.03(c) of the Protective Disclosure Letter sets forth the number of shares of Common Stock authorized for issuance under each Stock Plan and, as of May 31, 2014, the aggregate number of shares of Common Stock subject to outstanding awards, whether or not vested, under each Stock Plan. Protective has made available to Dai-ichi the forms of grant agreements related to such awards. No changes (other than changes in vesting terms to accommodate particular circumstances) have been made to such forms in connection with any award that increase the rights provided under such an award in a manner that is materially detrimental to Protective.

(d)           There are no preemptive or similar rights that obligate Protective or any of the Protective Subsidiaries to issue or sell any Securities of Protective or any Protective Subsidiary. Neither Protective nor any Protective Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for Securities having the right to vote) with the holders of any class of Securities of Protective or any Protective Subsidiary on any matter submitted to such holders of Securities. Except pursuant to this Agreement and as described above, there are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, Contracts or undertakings of any kind to which Protective or any Protective Subsidiary is a party or by which any of them is bound (i) obligating Protective or any Protective Subsidiary to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any Securities of Protective or any Protective Subsidiary, or any Security convertible or exercisable for or exchangeable into any Securities of Protective or any Protective Subsidiary, (ii) obligating Protective or any Protective Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, Contract or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Securities of Protective or any Protective Subsidiary. There are no proxies, voting trusts or other Contracts to which Protective or any Protective Subsidiary is a party or by which any of them is bound with respect to the voting of the Securities of Protective or any Protective Subsidiary or the registration of the Securities of Protective or the Protective Subsidiaries under any United States or foreign securities Law.

SECTION 4.04.  Authorization; Board Approval; Voting Requirements.

(a)           Protective has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Stockholder Approval, to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by Protective of this Agreement and the consummation by Protective of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Protective, subject to receipt of the Stockholder Approval and the filing of the appropriate merger documents as required by the DGCL. This Agreement has been duly and validly executed and delivered by Protective and, assuming due authorization, execution and delivery by Dai-ichi and Merger Sub, is a legal, valid and binding obligation of Protective, enforceable against Protective in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)           The Board of Directors of Protective, at a meeting duly called and held, has unanimously adopted resolutions approving an amendment to Protective’s bylaws to include the provision set forth in Exhibit C. As of the date of this Agreement, such resolutions have not been amended or withdrawn.

(c)           Subsequent to the adoption of the resolutions referred to in Section 4.04(b), the Board of Directors of Protective, at a meeting duly called and held, has unanimously adopted resolutions approving this Agreement, declaring this Agreement advisable and recommending that Protective’s stockholders adopt this Agreement. As of the date of this Agreement, such resolutions have not been amended or withdrawn.

(d)           The affirmative vote of holders of a majority of the outstanding shares of Common Stock at the Stockholders Meeting, or any adjournment or postponement thereof, to adopt this Agreement (the “Stockholder Approval”) is the only vote or approval of the holders of any class or series of Securities of Protective necessary to adopt this Agreement.

SECTION 4.05.  Takeover Statutes; No Restrictions on the Merger.  No “fair price,” “moratorium,” “control share acquisition,” “business combination” or similar anti-takeover statute or regulation (“Takeover Law”) is applicable to the Merger or the other transactions contemplated by this Agreement. Assuming the representations of Dai-ichi and Merger Sub set forth in Section 5.07 are true and correct, Protective has taken all necessary action to render the restrictions on business combinations contained in Section 203 of the DGCL inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement. No other Takeover Laws or provisions in the Constituent Documents of Protective, including Article VII of Protective’s certificate of incorporation, having such effect are applicable to the Merger, this Agreement, or any of the transactions contemplated hereby or thereby.

SECTION 4.06.  Consents and Approvals; No Violations.

(a)           Assuming that all Approvals of or from, or Filings with, Governmental Authorities described in Section 4.06(b) and Section 5.04(b) have been obtained or made, and that the Stockholder Approval is obtained, the execution and delivery of this Agreement by Protective does not and the consummation by Protective of the transactions contemplated by this Agreement will not (i) conflict with any provisions of the Constituent Documents of Protective or any Protective Subsidiary, (ii) violate any Law or Order, (iii) result, after the giving of notice, with lapse of time, or otherwise, in any violation, default or loss of a benefit under, or permit the acceleration or termination of any obligation under or require any consent under, any Contract, (iv) result in the creation or imposition of any Lien (other than Permitted Liens) upon any properties or assets of Protective or any Protective Subsidiary or (v) cause the suspension or revocation of any Permit of Protective or any Protective Subsidiary, except, in the case of clauses (ii), (iii), (iv) and (v), any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           No clearance, consent, approval, order, waiver, license or authorization of or from (an “Approval”), or declaration, registration or filing with, or notice to, any Governmental Authority (a “Filing”) is required to be made or obtained by Protective or any Protective Subsidiary in connection with the execution or delivery of this Agreement by Protective or the consummation by Protective of the transactions contemplated by this Agreement, except for (i) compliance by Protective with the HSR Act, (ii) the matters set forth in Section 4.06(b) of the Protective Disclosure Letter, (iii) the filing with the SEC of the Proxy Statement in accordance with Regulation 14A promulgated under the Exchange Act and such reports under and such other compliance with the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and (v) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 4.07.  SEC Reports; Financial Statements.

(a)           Protective has timely filed or furnished all registrations, statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since January 1, 2011 (together with all exhibits, financial statements and schedules thereto and all information incorporated therein by reference, the “SEC Documents”). As of its respective date, or, if amended, as of the date of the last such amendment, each of the SEC Documents complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act applicable to such SEC Documents and did not, and any SEC Documents filed with the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The Financial Statements, which have been derived from the books and records of Protective and the Protective Subsidiaries, complied at the time they were filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (“GAAP”) throughout the periods presented, except as otherwise noted therein. The consolidated balance sheets (including the related notes) included in the Financial Statements present fairly in all material respects the financial position of Protective and the Protective Subsidiaries as at the respective dates thereof, and the consolidated statements of income, consolidated statements of stockholders’ equity and consolidated statements of cash flows (in each case including the related notes) included in such Financial Statements present fairly in all material respects the results of operations, stockholders’ equity and cash flows of Protective and the Protective Subsidiaries for the respective periods indicated, subject, in the case of any unaudited interim Financial Statements, to normal and recurring year-end adjustments.

(c)           The books and records of Protective and the Protective Subsidiaries (i) are accurate and complete in all material respects, (ii) have been maintained in all material respects in accordance with applicable Law and (iii) are in material compliance with all record keeping maintenance requirements in applicable Insurance Contracts.

(d)           As of the date of this Agreement, Protective has provided Dai-ichi with accurate and complete unredacted copies of all documents filed as exhibits to the SEC Documents subject to a request to the staff of the SEC for confidential treatment. Protective has not submitted any request for confidential treatment of documents filed as exhibits to the SEC Documents that as of the date of this Agreement is currently pending or that has otherwise not been acted upon by staff of the SEC. Protective has timely responded to all comment letters of the staff of the SEC received by it since January 1, 2011 relating to the SEC Documents, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive. None of the SEC Documents is, to the Knowledge of Protective, the subject of ongoing SEC review.

(e)           The audit committee of the Board of Directors of Protective has established “whistleblower” procedures that meet the requirements of Exchange Act Rule 10A-3 in all material respects, and has made available to Dai-ichi accurate and complete copies of such procedures. Since January 1, 2011 and except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, neither Protective nor any Protective Subsidiary has received any “complaints” (within the meaning of Exchange Act Rule 10A-3) in respect of any accounting, internal accounting controls or auditing matters and, to the Knowledge of Protective, no complaint seeking relief under Section 806 of the

Sarbanes-Oxley Act has been filed with the United States Secretary of Labor and no employee has threatened to file any such complaint.

SECTION 4.08.  Absence of Undisclosed Liabilities.  Protective and the Protective Subsidiaries do not have any liabilities or obligations, whether or not accrued, known or unknown, contingent or otherwise, and whether or not required to be recorded or reflected in a balance sheet prepared in accordance with GAAP or SAP, other than liabilities or obligations (a) reserved against in the Financial Statements included in the SEC Documents filed with the SEC and publicly available at least two Business days prior to the date of this Agreement or specifically disclosed in the notes thereto, (b) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect or (c) incurred pursuant to or in connection with this Agreement and the transactions contemplated hereby in accordance with this Agreement.

SECTION 4.09.  Proxy Statement.  The letter to stockholders, notice of meeting, proxy statement and form of proxy that will be provided to the stockholders of Protective in connection with the Merger (including any amendments or supplements thereto) and any annexes, schedules or exhibits required to be filed with the SEC in connection therewith (collectively, the “Proxy Statement”) will not, on the date of filing with the SEC, at the time first mailed to the stockholders of Protective and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Protective makes no representation or warranty with respect to information supplied in writing by Dai-ichi, Merger Sub or any Representative or Affiliate of Dai-ichi or Merger Sub for inclusion or incorporation by reference in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.

SECTION 4.10.  Absence of Certain Changes.  Since January 1, 2014, (a) Protective and the Protective Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice and (b) there have not been any Changes that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

SECTION 4.11.  Litigation.  There is no Proceeding (whether at Law or in equity) pending, or, to the Knowledge of Protective, threatened against or otherwise affecting Protective or any Protective Subsidiary or any of their respective directors, officers, properties or assets or any of the Separate Accounts, that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. There is no Order outstanding against or, to the Knowledge of Protective, investigation by any Governmental Authority involving Protective or any Protective Subsidiary or any of their respective directors, officers, properties or assets or any of the Separate Accounts, that, individually or in the aggregate, has had or would reasonable be expected to have a Material Adverse Effect.

SECTION 4.12.  Compliance with Laws.

(a)           Each of Protective and the Protective Subsidiaries hold all material Permits necessary for the lawful conduct of their respective businesses or ownership of their respective assets and properties, except where failure to hold Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Each of Protective and the Protective Subsidiaries is in compliance with the terms of the Permits, except where non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Neither Protective nor the Protective Subsidiaries has received at any time since January 1, 2011 any notice or other written communication from any Governmental Authority regarding any actual or threatened revocation, withdrawal, suspension, cancellation, termination or material modification of any Permit, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, Protective, the Protective Subsidiaries and the Separate Accounts are and, since January 1, 2011, have been, in compliance with all applicable Laws. Since January 1, 2011, neither Protective nor any of the Protective Subsidiaries has received any written notice or, to the Knowledge of Protective, other communication from any Governmental Authority regarding any actual or possible noncompliance with any Law by Protective, any of the Protective Subsidiaries or any of the Separate Accounts, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(c)           Each of the principal executive officer of Protective and the principal financial officer of Protective (or each former principal executive officer of Protective and each former principal financial officer of Protective, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the SEC Documents, and the statements contained in such certifications are accurate and complete. For purposes of this Agreement, “principal executive officer” and “principal financial officer” will have the meanings given to such terms in the Sarbanes-Oxley Act.

(d)           Protective maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that receipts and expenditures are made in accordance with management’s authorization, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Protective’s properties or assets.

(e)           Protective’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that information required to be disclosed by Protective in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Protective’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Protective required under the Exchange Act with respect to such reports.

(f)            Since January 1, 2011, neither the audit committee of the Board of Directors of Protective nor, to the Knowledge of Protective, any of Protective’s outside auditors has received any oral or written notification of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of internal control over financial reporting which could reasonably be expected to adversely affect Protective’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Protective’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” will have the meanings assigned to them in Appendix A of Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement. Protective’s current outside auditors have confirmed to Protective in writing that they are independent registered certified public accountants as required by the Exchange Act and the rules of the Public Company Accounting Oversight Board.

(g)           Since January 1, 2011, (i) neither Protective nor any Protective Subsidiary has received any complaint, allegation, assertion or claim regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Protective or any Protective

Subsidiary or any concerns from employees of Protective or any Protective Subsidiary regarding questionable accounting or auditing matters with respect to Protective or any Protective Subsidiary relating to periods after January 1, 2011, in each case, which complaint, allegation, assertion, claim or concern is reasonably believed by Protective to be material to Protective and the Protective Subsidiaries, taken as a whole, in light of the facts known to Protective forming the basis of such complaint, allegation, assertion, claim or concern and (ii) no attorney representing Protective or any Protective Subsidiary, whether or not employed by Protective or any Protective Subsidiary, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Protective or any of its directors, officers, employees or agents to the Board of Directors of Protective or any committee thereof or to the general counsel or chief executive officer of Protective pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, in each case which report or purported violation of securities Laws, breach of fiduciary duty or similar violation is reasonably believed by Protective to be material to Protective and the Protective Subsidiaries, taken as a whole, in light of the facts known to Protective forming the basis of such report.

(h)           This Section 4.12 does not relate to Tax matters (which is the subject of Section 4.13), employee plan matters (which is the subject of Section 4.15), intellectual property matters (which is the subject of Section 4.17), or environmental matters (which is the subject of Section 4.19).

SECTION 4.13.  Taxes.

(a)           Protective and each Protective Subsidiary has (i) duly and timely filed (or there have been duly and timely filed on its behalf), taking into account extensions, with the appropriate Governmental Authorities or Taxing Authorities all Tax Returns required to be filed by it in respect of any material Taxes, which Tax Returns were accurate and complete in all material respects, (ii) duly and timely paid in full (or Protective has paid on the Protective Subsidiaries’ behalf) all Taxes shown as due on such Tax Returns, (iii) duly and timely paid in full, or established adequate reserves in accordance with GAAP for, all material Taxes that are due and payable by it, whether or not such Taxes were asserted by the relevant Governmental Authority or Taxing Authority, (iv) established adequate reserves in accordance with GAAP for the payment of all material Taxes not yet due and payable by Protective and each Protective Subsidiary on the most recent financial statements contained in the SEC Documents through the date thereof and (v) complied in all material respects with all Laws applicable to the withholding and payment over of Taxes and has timely withheld and paid over (or set aside in accounts for such purpose) to, or, where amounts have not been so withheld, established adequate reserves in accordance with GAAP for the payment to, the respective proper Governmental Authorities or Taxing Authorities all material amounts required to be so withheld and paid over.

(b)           There is no Proceeding now pending, outstanding or, to the Knowledge of Protective as of the date of this Agreement, threatened (in writing or otherwise) against or with respect to Protective or any Protective Subsidiary in respect of any material Taxes or material Tax Returns.

(c)           There are no Tax rulings or determinations, requests for Tax rulings or determinations, closing agreements, advanced pricing agreements, or other similar agreements or requests (including any gain recognition agreements under Section 367 of the Code and applications for a change in accounting method or to change the basis for determining items under Section 481 or Section 807 of the Code), filed, pending or in effect with any Taxing Authority relating to Protective or any Protective Subsidiary which could materially affect Protective’s or such Protective Subsidiary’s liability for Taxes.

(d)           There are no material Tax sharing agreements, Tax indemnity agreements or other similar Contracts (other than Contracts between Protective and the Protective Subsidiaries and indemnities or gross-ups included in ordinary course Contracts) that will require any payment by Protective or any Protective Subsidiary of any Tax of another Person after the Closing Date.

(e)           None of Protective or any Protective Subsidiary has any material liability for Taxes as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated, consolidated, combined or unitary group for tax purposes under state, local or foreign Law (other than a group the common parent of which is Protective or any Protective Subsidiary), or has any material liability for the Taxes of any Person (other than Protective or the Protective Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor.

(f)            None of Protective or any Protective Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Law), or change in the basis for determining any item referred to in Section 807(c) of the Code, for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business, or (iv) any election under Section 108(i) of the Code.

(g)           No material claim, other than claims that have been resolved, has been made within the past five years by an authority in a jurisdiction where Protective or any Protective Subsidiary has not filed Tax Returns that it is or may be subject to taxation by that jurisdiction.

(h)           Protective has adequately disclosed on the consolidated U.S. federal income Tax Returns of its affiliated group for the past six years all positions taken therein that could give rise to a substantial understatement of Federal income tax within the meaning of Section 6662 of the Code.

(i)            None of the Indebtedness of Protective or any U.S. Protective Subsidiary constitutes (i) “corporate acquisition indebtedness” (as defined in Section 279(b) of the Code) with respect to which any interest deductions may be disallowed under Section 279 of the Code or (ii) an “applicable high yield discount obligation” under Section 163(i) of the Code.

(j)            All material sales, use, value-added, good and services and similar Taxes that Protective or any Protective Subsidiary is required by Law to withhold or collect have been duly withheld or collected, or, where amounts have not been so withheld or collected, Protective or such Protective Subsidiary has established adequate reserves in accordance with GAAP with respect thereto. To the extent required by applicable Law, all such amounts have been paid over to the proper Governmental Authority.

(k)           There are no material Liens or other encumbrances for Taxes upon any material property or assets of Protective or any Protective Subsidiary, except for Permitted Liens.

(l)            Neither Protective nor any Protective Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) for any taxable period for which the statute of limitations remains open.

(m)          Neither Protective nor any Protective Subsidiary has currently in effect any waiver of any statute of limitations in respect of Taxes or any agreement to any extension of time with regard to a material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practices), and no such waivers are pending.

(n)           None of Protective or any Protective Subsidiary has been a “controlled corporation” or a “distributing corporation” in any distribution (other than any distribution of an indirect Subsidiary of Protective from one direct or indirect Subsidiary to another such Subsidiary or to Protective that was not part of the same plan or series of transactions as the Merger, within the meaning of

Section 355(e) of the Code) occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 or Section 361 of the Code.

(o)           None of Protective nor any Protective Subsidiary has elected to be treated as a “domestic corporation” within the meaning of Section 953(d) of the Code.

(p)           Neither Protective nor any Protective Subsidiary owns any interest in any Person classified as a “controlled foreign corporation” within the meaning of Section 957 of the Code with respect to which Protective or any Protective Subsidiary which is a “United States shareholder” within the meaning of Section 951(b) of the Code.

(q)           Neither Protective nor any Protective Subsidiary has a “policyholders surplus account” within the meaning of Section 815 of the Code which has a positive balance.

(r)            Protective and each Protective Insurance Subsidiary is and has been a life insurance company under Section 816(a) of the Code and subject to United States federal income taxation under Section 801 of the Code.

SECTION 4.14.  Real Property.

(a)           With respect to the Owned Real Property and Leased Real Property all buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition, to support the operations of Protective and the Protective Subsidiaries as presently conducted, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           With respect to each parcel of material Owned Real Property (i) Protective or the applicable Protective Subsidiary has good and marketable fee simple (or equivalent) title to such Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) there are no outstanding written agreements or other Contracts to purchase, exchange, place a Lien against, lease or otherwise transfer such Owned Real Property, other than Contracts to acquire or dispose of investment assets in the ordinary course of business consistent with past practices and the Investment Guidelines and (iii) there are no pending or, to the Knowledge of Protective, threatened condemnation or other Proceedings relating to the Owned Real Property, except, in each case, in respects that, individually or in the aggregate, have not had and would not reasonably be expect to have a Material Adverse Effect.

(c)           With respect to each Lease relating to a parcel of material Leased Real Property (i) Protective or the applicable Protective Subsidiary that is party thereto has good and valid leasehold interests in such Lease (subject to the terms of the applicable Lease governing its interests therein), in each case free and clear of all Liens, other than Permitted Liens, (ii) each such Lease is the legal, valid, binding and enforceable obligation of Protective or the applicable Protective Subsidiary that is lessee thereunder and (iii) Protective or the applicable Protective Subsidiary has complied with the terms of such Lease, except, in each case, in respects that, individually or in the aggregate, have not had and would not reasonably be expect to have a Material Adverse Effect.

SECTION 4.15.  Employee Benefit Plans and Related Matters; ERISA.

(a)           With respect to each of the material Benefit Plans, Protective has made available to Dai-ichi accurate and complete copies of each of the following documents: (i) such Benefit Plan (including all material amendments thereto), (ii) the annual report and actuarial report, if required under ERISA or the Code, for the most recent plan year ending prior to the date hereof, (iii) the most recent summary plan description, together with each summary of material modifications, if required under ERISA, (iv) if the Benefit Plan is funded through a trust or any third party funding vehicle, the trust or other funding Contract (including all amendments thereto) and the latest financial statements with respect to the reporting period ended most recently preceding the date thereof, (v) the most recent determination letter or opinion letter received from the IRS with respect to each Benefit Plan that is intended to be qualified under Section 401(a) of the Code and (vi) all material notices with respect to any Benefit Plan that were given by any Governmental Authority to Protective, any Protective Subsidiary or any ERISA Affiliate of the foregoing or any Benefit Plan in the last three plan years ending prior to the date of this Agreement or in the period ending on the date of this Agreement. Section 4.15(a) of the Protective Disclosure Letter contains an accurate and complete list of each material Benefit Plan in effect as of the date of this Agreement.

(b)           Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (i) no liability under Title IV of ERISA has been incurred by Protective or any ERISA Affiliate of Protective that has not been satisfied in full when due, and no condition exists that could be reasonably expected to present a material risk to Protective or any ERISA Affiliate of Protective of incurring a liability under Title IV of ERISA, (ii) no Benefit Plan subject to the minimum funding requirements of Section 302 of ERISA or any trust established thereunder has failed to meet such minimum funding standards (as described in Section 302 of ERISA), whether or not waived, as of the last day of the most recent fiscal year of such Benefit Plan ended prior to the date of this Agreement, (iii) no Benefit Plan is a multiple employer welfare association within the meaning of Section 3(40) of ERISA, (iv) any cessation of benefit accruals under a Benefit Plan was effected in accordance with any applicable requirements of ERISA and the Code, including (to the extent applicable) Section 204(h) of ERISA and (v) all contributions required to be made to any Benefit Plan by applicable Law and the terms of such Benefit Plan, and all premiums due or payable with respect to insurance policies funding any Benefit Plan, for any period through the Closing Date, have been timely made or paid in full, or, to the extent not required to be made or paid on or before the Closing Date, have been fully reflected in line items on the applicable financial statements of Protective or Protective Subsidiary, as applicable. Neither Protective nor any ERISA Affiliate of Protective maintains or contributes to any Multiemployer Plan and neither Protective nor any ERISA Affiliate of Protective has incurred or has any reason to believe it has incurred or will incur any withdrawal liability under Title IV of ERISA.

(c)           Each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS, on which it can currently rely, as to its qualification and, to the Knowledge of Protective as of the date of this Agreement, no event has occurred that could reasonably be expected to result in disqualification of such Benefit Plan.

(d)           Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, each of the Benefit Plans has been maintained, operated and administered in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code.

(e)           Section 4.15(e) of the Protective Disclosure Letter includes an accurate and complete list of all change in control, severance and similar agreements to which any officer of Protective is a party as of the date hereof and information in reasonable detail regarding all Equity Rights held by such officer as of the date of this Agreement. Except as otherwise disclosed in the Contracts and information set forth on Section 4.15(e) of the Protective Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former director, officer, employee or agent of Protective or any Protective Subsidiary to any material severance pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such current or former director, officer, employee or agent. The consummation of the transactions contemplated by this Agreement will not result in any material prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available or accelerate the funding of any nonqualified deferred compensation plan or arrangement.

(f)            Section 4.15(f) of the Protective Disclosure Letter includes an accurate and complete list of each material Benefit Plan that provides benefits, including death or medical benefits (whether or not insured), with respect to current or former directors, officers, employees or agents of Protective or any Protective Subsidiary beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension plan” (as defined in Section 3(2) of ERISA), (iii) deferred compensation benefits accrued as liabilities on the books of Protective or a Protective Subsidiary or (iv) benefits the full costs of which are borne by the current or former director, officer, employee or agent or his or her beneficiary.

(g)           Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, there are no pending or, to the knowledge of Protective, threatened claims by or on behalf of any of the Benefit Plans, by any employee or beneficiary covered under any Benefit Plan or otherwise involving any Benefit Plan.

(h)           Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, each Benefit Plan and each employment, management, severance, consulting, relocation, repatriation, expatriation or similar agreement between Protective or any Protective Subsidiary and any current or former employee, consultant or independent contractor that provides deferred compensation subject to Section 409A of the Code is in compliance with applicable guidance under Section 409A of the Code in form and operation.

(i)            Except for circumstances that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, Protective or a Protective Subsidiary, as applicable, has the right to modify and terminate benefits (other than vested benefits) with respect to both retired and active employees under each Benefit Plan (other than vested benefits under any defined benefit or defined contribution retirement plans).

SECTION 4.16.  Employees; Labor Matters.  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (i) as of the date of this Agreement, there is no organizational effort currently being made or, to the Knowledge of Protective, threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to organize any employees of Protective or any Protective Subsidiary and (ii) as of the date of this Agreement, to the Knowledge of Protective, no petition has been filed, nor has any Proceeding been instituted by any employee of Protective or any Protective Subsidiary or group of employees of Protective or any Protective Subsidiary with any labor relations board or commission seeking recognition of a collective bargaining or similar representative in the past three years. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, there is no labor union, works council, employee committee or representative or other labor organization representing employees of Protective or any Protective Subsidiary which, pursuant to applicable Law or any applicable collective bargaining agreement or other Contract, must be notified, consulted or with which negotiations are required to be conducted in connection with the transactions contemplated by this Agreement. Neither Protective nor any Protective Subsidiary is party to or otherwise bound by any collective bargaining agreement or similar labor Contract with any labor union, works council, employee committee or representative or other labor organization with respect to employees of Protective or any Protective Subsidiary.

SECTION 4.17.  Intellectual Property.

(a)           Except in respects that, individually or in the aggregate, have not had and would not be reasonably expected to have a Material Adverse Effect, Protective and the Protective Subsidiaries are the owners of (with valid right, title and interest in), free and clear of all Liens (except Permitted Liens), and have a valid right to use in their business as currently conducted, all items of Owned Intellectual Property. Protective and the Protective Subsidiaries have a valid right to use in their business as currently conducted all items of Intellectual Property that are the subject of any Intellectual Property License Agreement, subject to the terms of the applicable Intellectual Property License Agreement and except where the failure to have the right to use such Owned Intellectual Property, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           There are no pending or, to the Knowledge of Protective, threatened Proceedings before any court, agency, arbitral tribunal or registration authority in any jurisdiction alleging that the activities or conduct of the business of Protective and the Protective Subsidiaries infringe upon, misappropriate or constitute the unauthorized use of the Intellectual Property rights of any third party or challenging Protective’s ownership, use, validity, enforceability or registrability of any Owned Intellectual Property, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(c)           To the Knowledge of Protective, the conduct of the business of Protective and the Protective Subsidiaries by Protective as currently conducted does not infringe upon or misappropriate (either directly or indirectly, such as through contributory infringement or inducement to infringe) any Intellectual Property rights of any other Person, except where such infringement or misappropriation, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(d)           To the Knowledge of Protective, no third party is misappropriating, infringing, or diluting any Owned Intellectual Property, and no Proceedings or other adversarial claims have been brought or threatened against any third party by Protective, except for such misappropriation, infringement or dilution or Proceeding or claim that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(e)           Protective and the Protective Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets. None of the material Trade Secrets of Protective and the Protective Subsidiaries has been disclosed or authorized to be disclosed to any third party other than pursuant to a nondisclosure agreement, except where such disclosure or authorization, individually or in the aggregate, has not had and would not be reasonably expected to have a Material Adverse Effect. To the Knowledge of Protective, no third party to any nondisclosure agreement with Protective or any Protective Subsidiary is in material breach, violation or default, except where such breach, violation or default, individually or in the aggregate, has not had and would not be reasonably expected to have a Material Adverse Effect.

(f)            Protective and the Protective Subsidiaries are and, since January 1, 2011, have been in compliance with all applicable federal, state, local and foreign Laws, as well as their own policies, relating to privacy, data protection, breach notification, export and the collection and use of Personal Data and user information gathered or accessed in the course of the operations of its business, except where such noncompliance, individually or in the aggregate, has not had and would not be reasonably expected to have a Material Adverse Effect. Protective and the Protective Subsidiaries use commercially reasonable measures to protect the secrecy of Personal Data that they collect and maintain and to prevent unauthorized access to such Personal Data by any Person. Since January 1, 2011, none of Protective or the Protective Subsidiaries nor, to the Knowledge of Protective, any third Person working on behalf of any of them, has had a breach of security or an incident of unauthorized access, disclosure, use destruction or loss of any Personal Data and, with respect to any such breach or incident, each of them has complied with all data breach notification and related obligations under all applicable Laws and has taken reasonable corrective action to prevent recurrence of the foregoing, except, with respect to any of the foregoing, to the extent any such breach or incident, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(g)           Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, all Internal IT Systems (i) are in good repair and operating condition and are adequate and suitable for the purposes for which they are being used or held for use, (ii) conform in all material respects with their related documentation and (iii) to the Knowledge of Protective, do not contain any Virus that would reasonably be expected to interfere with the ability to conduct their respective businesses as currently conducted. Protective and the Protective Subsidiaries in the operation of their respective businesses, maintain and follow a commercially reasonable disaster recovery plan that will enable the Internal IT Systems to be replaced and substituted in the event of a disaster without material disruption to their business.

SECTION 4.18.  Contracts.

(a)           As of the date of this Agreement, all Contracts required to be filed as exhibits to the SEC Documents have been so filed. Section 4.18(a) of the Protective Disclosure Letter sets forth a true and complete list of the following Contracts to which Protective or any Protective Subsidiary is a party or by which it is bound, except for the Golden Gate Contracts and those Contracts and other documents filed as exhibits to, or incorporated by reference in, the SEC Documents:

(i)            any joint venture, partnership, limited liability company or other similar Contract relating to the formation, creation, operation, management, sharing of profit or losses or control of any partnership, strategic alliance or joint venture, in each case, material to Protective and the Protective Subsidiaries, taken as a whole, but excluding investment portfolio transactions in the ordinary course of business consistent with past practices;

(ii)           any Contract, including any option Contract, entered into since January 1, 2006, relating to the acquisition or disposition, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, of any business or real property that is material to Protective and the Protective Subsidiaries, taken as a whole (whether by merger, sale of stock, sale of assets or otherwise);

(iii)          any investment advisory Contract or any other Contract relating to investment management, investment advisory or subadvisory services to which any Protective Insurance Subsidiary is a party or under which any Protective Subsidiary provides such services and which involves annual fee revenue in excess of $1,000,000 per year;

(iv)          the top five Contracts, measured by payments received thereunder by Protective and the Protective Subsidiaries during the 12-month period ended December 31, 2013, under which any Protective Insurance Subsidiary or any Separate Account invests in or provides services to any mutual fund in connection with any Insurance Contract;

(v)           the top five Distribution Agreements, measured by commissions and other fees paid by Protective and the Protective Subsidiaries thereunder in the 12-month period ended December 31, 2013;

(vi)          any Contract (including any exclusivity Contract) that limits or restricts or purports to limit or restrict either the type of business in which Protective or any Protective Subsidiary (or, after the Effective Time, the Surviving Corporation or its Affiliates) may engage or the manner or locations in which any of them may so engage in any business, including any covenant not to compete (geographically or otherwise), “most favored nations” or similar rights, in each case that is material to Protective and the Protective Subsidiaries, taken as a whole;

(vii)         any Contract that imposes “standstill” restrictions on any Person with respect acquisitions of Common Stock or mergers, consolidations, acquisitions of stock or assets or other business combinations involving Protective or any Protective Subsidiary; or

(viii)        any “material contract” within the meaning of Item 601(b)(10) of Regulation S-K under the Securities Act that has not been filed as an exhibit to or incorporated by reference in the SEC Documents filed prior to the date of this Agreement.

(b)           The Contracts listed or required to be listed in Section 4.18(a) of the Protective Disclosure Letter or filed as an exhibit to any SEC Document are referred to herein as the “Protective Contracts.” Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (i) each Protective Contract is a valid and binding Contract of Protective or a Protective Subsidiary, as the case may be, and to the Knowledge of Protective, each other party thereto, and is in full force and effect, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity and (ii) none of Protective, any Protective Subsidiary or, to the Knowledge of Protective, any other party thereto is (with or without notice or lapse of time, or both) in default or breach under the terms of any such Protective Contract. Protective has made available to Dai-ichi accurate and complete copies of each such Protective Contract (including all modifications and amendments thereto and any material waivers by Protective or the applicable Protective Subsidiary thereunder).

SECTION 4.19.  Environmental Laws and Regulations.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)           Protective and the Protective Subsidiaries are in compliance with all applicable Environmental Laws and have obtained and are in compliance with all Environmental Permits currently required for their respective business and operations.

(b)           Since January 1, 2011, neither Protective nor any of the Protective Subsidiaries has received any written notice of violation, notification of liability, demand, request for information, citation, summons or order alleging any liability of Protective or any Protective Subsidiaries pursuant to any Environmental Law. No complaint has been filed, and no penalty or fine has been assessed, against Protective or any Protective Subsidiaries in writing by any Governmental Authority under any applicable Environmental Law that remains unresolved. No remedial or corrective action by Protective or any Protective Subsidiaries is being required or requested to be taken (or, to the Knowledge of Protective, is being threatened) in writing by any Governmental Authority or any other Person. No Proceeding is pending or, to the Knowledge of Protective, threatened by any Person against Protective or any Protective Subsidiary relating to or arising under any Environmental Law.

(c)           No Release of Hazardous Substances has occurred at, on, above, under or from any properties currently or, to the Knowledge of Protective, formerly owned, leased, operated or used by Protective or any Protective Subsidiary that, in each case, has resulted in or would reasonably be expected to result in any cost, liability or obligation of Protective or any Protective Subsidiary under applicable Environmental Law for any cleanup or other remedial action.

(d)           Except in compliance with applicable Environmental Law, neither Protective nor any Protective Subsidiary is currently operating any landfill, surface impoundment, disposal area or underground storage tank at any properties or assets currently owned, leased, operated or used by Protective or any Protective Subsidiary.

(e)           There have been no Releases of Hazardous Substances that could reasonably be expected to result in any liability or obligation of Protective or any Protective Subsidiary under any Environmental Law for any cleanup or other remedial action relating to (i) the environmental conditions at, on or under any properties or assets currently owned, leased, operated or used (or, to the Knowledge of Protective, formerly owned, leased operated or used) by Protective or any Protective Subsidiary or (ii) the past or present use, management, handling, transport, treatment, generation, storage or disposal of Hazardous Substances by Protective or any Protective Subsidiary.

SECTION 4.20.  Insurance Coverage.  Protective and the Protective Subsidiaries maintain policies of insurance in such amounts and against such risks as Protective believes to be commercially reasonable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all such insurance policies are in full force and neither Protective nor any of the Protective Subsidiaries is in breach or default under any such policy.

SECTION 4.21.  Protective Insurance Subsidiaries.

(a)           Each Protective Subsidiary that conducts the business of insurance (each, a “Protective Insurance Subsidiary”) holds all material Permits necessary to conduct its business as currently conducted. All such material Permits are valid and in full force and effect. No Protective Insurance Subsidiary is “commercially domiciled” under the Laws of any jurisdiction. Protective and the Protective Insurance Subsidiaries have timely filed all material reports, statements, documents, registrations, filings or submissions (including any sales material) required to be filed with any Governmental Authority since January 1, 2011 in the manner prescribed by applicable Laws. Such reports, statements, documents, registrations, filings and submissions complied when filed with the requirements of applicable Laws, and no deficiencies have been asserted in writing by any such Governmental Authority with respect to such reports, statements, documents, registrations, filings or submissions that have not been remedied, except for any non-compliance or deficiencies that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           Neither Protective nor any of the Protective Insurance Subsidiaries is a party to any written Contract, consent decree or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any cease-and-desist or other order or directive by, or a recipient of any extraordinary supervisory letter from, or has adopted any policy, procedure or board or stockholder resolution at the request of, any Governmental Authority that restricts materially the conduct of its business or gives rise to any capital maintenance obligations.

SECTION 4.22.  Statutory Statements; Examinations.

(a)           Protective has made available to Dai-ichi accurate and complete copies of all annual and quarterly statements, together with all exhibits, interrogatories, notes, schedules and actuarial opinions, affirmations or certifications filed or submitted by each Protective Insurance Subsidiary with or to the appropriate Governmental Authority of the jurisdiction in which such Protective Insurance Subsidiary is domiciled since the later of January 1, 2011 and the date such Protective Insurance Subsidiary became a Subsidiary of Protective (collectively, the “Protective Statutory Statements”). The financial statements included in the Protective Statutory Statements were prepared in conformity with SAP in effect as of the date of the respective Protective Statutory Statements, applied on a consistent basis during the periods involved, and fairly present in all material respects the statutory financial position of the relevant Protective Insurance Subsidiary as of the respective dates thereof and the results of operations and changes in capital and surplus of such Protective Insurance Subsidiary for the respective periods then ended. The Protective Statutory Statements complied in all material respects with all applicable Laws when filed or submitted and no material violation or deficiency has been asserted in writing by any

Governmental Authority with respect to any of the Protective Statutory Statements that has not been cured or otherwise resolved to the satisfaction of such Governmental Authority.

(b)           Protective has made available to Dai-ichi true and complete copies of all material examination reports and market conduct reports of any Governmental Authority received by it on or after January 1, 2011 through the date of this Agreement. To the Knowledge of Protective, all material deficiencies or violations noted in such examination reports have been cured or resolved to the satisfaction of the applicable Governmental Authority.

SECTION 4.23.  Reinsurance.  Each reinsurance treaty or agreement, slip, binder, cover note or other similar arrangement pursuant to which any Protective Insurance Subsidiary cedes premium (the “Protective Reinsurance Contracts”) is valid and binding on the applicable Protective Insurance Subsidiary, and to the Knowledge of Protective, each other party thereto, and is in full force and effect, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, and except where the failure to be valid, binding or in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. None of the applicable Protective Insurance Subsidiaries or, to the Knowledge of Protective, any counterparty to any Protective Reinsurance Contract is (with or without notice or lapse of time or both) in default or breach under the terms of such Protective Reinsurance Contract, except where such default or breach, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. None of the Protective Insurance Subsidiaries or, to the Knowledge of Protective, any reinsurer under any Protective Reinsurance Contract is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding and the financial condition of any such reinsurer is not impaired to the extent that a default thereunder is reasonably anticipated, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. No notice of intended cancellation has been received by the Protective Insurance Subsidiary from any such reinsurer, and there are no disputes under any Protective Reinsurance Contract, except for cancellations or disputes that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, no Protective Reinsurance Contract contains any provision providing that any party thereto (other than Protective or any Protective Subsidiary) may terminate, cancel or commute the same by reason of the consummation of the Merger.

SECTION 4.24.  Insurance Reserves; Actuarial Reports.

(a)           The reserves for benefits, losses (including incurred but not reported losses and losses in course of settlement), claims, expenses and unearned premium arising under or in connection with the Insurance Contracts (collectively, “Insurance Reserves”) contained in the Protective Statutory Statements (i) were based on assumptions and methodologies that were in accordance with or more conservative than those called for in the provisions of the relevant Insurance Contracts, (ii) were determined in accordance with generally accepted actuarial standards consistently applied throughout the specified period and the immediately prior period, (iii) are fairly stated in accordance with sound actuarial principles and SAP and (iv) satisfied the requirements of all applicable Laws with respect to the establishment of reserves and are at least as great as the minimum aggregate amounts required by applicable Law. Protective does not make any representation or warranty in this Section 4.24 or in any other provision of this Agreement to the effect that the Insurance Reserves will be sufficient or adequate for the purposes for which they were established or that such Insurance Reserves may not develop adversely or, subject to Section 4.23, that the reinsurance recoverables taken into account in determining the amount of the Insurance Reserves will be collectible.

(b)           Protective has made available to Dai-ichi an accurate and complete copy of any material actuarial reports prepared by third-party actuaries with respect to any Protective Insurance Subsidiary from January 1, 2011 (or such later date as the applicable Protective Insurance Subsidiary became a Subsidiary of Protective) through the date of this Agreement, and all attachments, addenda, supplements and modifications thereto (the “Protective Actuarial Analyses”). The factual information and data furnished by any Protective Insurance Subsidiary to its actuaries in connection with the preparation of the Protective Actuarial Analyses were (i) obtained from the books and records of the relevant Protective Insurance Subsidiaries and (ii) complete and accurate in all material respects.

SECTION 4.25.  Insurance Contracts.  The Insurance Contracts are, and since January 1, 2011 have been, to the extent required under applicable Law, on forms and at rates approved by applicable Governmental Authorities or filed and not objected to by such Governmental Authority within the period provided for objection, in each case except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 4.26.  Distributors.

(a)           Each of the Protective Insurance Subsidiaries, each of the Affiliated Distributors and, to the Knowledge of Protective, each of their respective Independent Distributors are and have been since January 1, 2011, in connection with the Insurance Contracts, in compliance in all material respects with all applicable Laws regulating the marketing and sale of life insurance policies and annuity contracts, regulating advertisements, requiring mandatory disclosure of policy information, requiring employment of standards to determine if the purchase of a policy or contract is suitable for an applicant, prohibiting the use of unfair methods of competition and deceptive acts or practices and regulating replacement transactions. For purposes of this Section 4.26(a), (i) “advertisement” means any material designed to create public interest in life insurance policies and annuity contracts or in an insurer, or in an insurance producer, or to induce the public to purchase, increase, modify, reinstate, borrow on, surrender, replace or retain such a policy or contract and (ii) “replacement transaction” means a transaction in which a new life insurance policy or annuity contract is to be purchased by a prospective insured and the proposing producer knows or should know that one or more existing life insurance policies or annuity contracts will lapse, or will be forfeited, surrendered, reduced in value or pledged as collateral.

(b)           Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, since January 1, 2011 (i) each Affiliated Distributor and, to the Knowledge of Protective, each Independent Distributor, at the time that such Distributor wrote, sold or produced any Insurance Contract, was duly licensed, authorized and appointed (for the type of business written, sold or produced by such Distributor) in the particular jurisdiction in which such Distributor wrote, sold or produced such business, and no such Distributor violated any term or provision of applicable Law relating to the writing, sale or production of such business in any material respect, (ii) no Affiliated Distributor and, to the Knowledge of Protective, no Independent Distributor has breached the terms of any agency or broker Contract with Protective, any Protective Insurance Subsidiary or any of their respective Affiliates in any material respect or violated any applicable Law or policy of Protective, any Protective Subsidiary or any such Affiliate in the solicitation, negotiation, writing, sale or production of such business in any material respect and (iii) no Affiliated Distributor and, to the Knowledge of Protective, no Independent Distributor has been enjoined, indicted, convicted or made the subject of any consent decree or judgment on account of any violation in any material respect of any applicable Law in connection with such Distributor’s actions in his, her or its capacity as a Distributor for the Insurance Contracts, and there exists no enforcement or disciplinary proceeding alleging any such violation.

SECTION 4.27.  Separate Accounts.

(a)           Each Separate Account is (i) duly and validly established and maintained in compliance in all material respects with applicable Law and (ii) is operating and, at all times since January 1, 2011 (or, if later, the date of its establishment), has been operated in compliance in all material respects with applicable Law.

(b)           Each Separate Account is either duly registered as an investment company under the Investment Company Act, and such registration is in full force and effect, or is excluded from the definition of “investment company” pursuant to Section 3(c)(1), 3(c)(7) or 3(c)(11) of the Investment Company Act. Each Separate Account that is registered under the Investment Company Act is, and since January 1, 2011 has been, operated in compliance with the Investment Company Act, has filed all reports and amendments of its registration statement required to be filed, has been granted all exemptive relief necessary to conduct its operations as currently conducted, and is in compliance with all conditions to any such relief, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Insurance Contracts under which Separate Account assets are held are duly and validly issued and are either exempt from registration under the Securities Act or were sold pursuant to an effective registration statement under the Securities Act, and such registration statement is currently in effect to the extent necessary to allow the applicable Protective Insurance Subsidiary to receive contributions under such Insurance Contracts. Since January 1, 2011, the relevant registration statements, at the time that each became effective, contained no untrue statement of a material fact, and did not omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(c)           Since January 1, 2011, each prospectus, offering document, sales brochure, sales literature or advertising material, as amended or supplemented, relating to any Separate Account, as of their respective mailing dates or dates of use, complied in all material respects with applicable Law, including U.S. federal and state securities Laws and Insurance Laws. Since January 1, 2011, all advertising or marketing materials relating to a Separate Account that were required to be filed with FINRA or any other Governmental Authority have been or will be timely filed therewith, except where such failure to comply, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 4.28.  Product Tax Matters.

(a)           The Tax treatment of each Insurance Contract is not, and since the time of issuance or subsequent modification has not been, less favorable to the purchaser, policyholder or intended beneficiaries thereof, than the Tax treatment either that was purported to apply in written materials provided by the issuer of such Insurance Contract, in each case at the time of its issuance (or any subsequent modification of such Insurance Contract) or for which such Insurance Contract would reasonably have been expected to qualify at the time of issuance (or subsequent modification), in each case except where the failure to have such Tax treatment, individually or in the aggregate, is not, and would not reasonably be expected to be, material to the issuer of any such Insurance Contract. The issuer of any Insurance Contract has no reason to believe that the Tax treatment of any such Insurance Contract will at any time be less favorable to the purchaser, policyholder or intended beneficiaries thereof than the Tax treatment either that was purported to apply in written materials provided by the issuer of such Insurance Contract, in each case at the time of its issuance (or any subsequent modification of such Insurance Contract), or for which any such Insurance Contract would reasonably have been expected to qualify, at the time of issuance (or subsequent modification), except where the failure to have such tax treatment would not be material to any such issuer.

(b)           The issuer of each Insurance Contract maintains systems that are adequate to maintain compliance with qualification provisions of the Code, including Sections 7702 and 7702A of the Code, and to comply with the withholding and reporting requirements of the Code applicable to the Insurance Contracts, including Sections 3405 and 6047 of the Code, except where failure to maintain such systems would not be material to any such issuer.

SECTION 4.29.  Investment Assets.

(a)           Protective has made available to Dai-ichi (i) a true, correct and complete list of all of the investment assets and cash owned beneficially or of record by any of the Protective Insurance Subsidiaries (together with investment assets and cash owned beneficially or of record by Protective or any other Protective Subsidiary, the “Investment Assets”) as of March 31, 2014 and (ii) accurate and complete copies of the investment policies and guidelines applicable to the Protective Insurance Subsidiaries’ investment activities in effect as of the date of this Agreement (the “Investment Guidelines”).

(b)           Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) each of the Investment Assets owned by a Protective Insurance Subsidiary complied in all material respects with the investment policies and guidelines as in effect at the time such Investment Asset was acquired by the applicable Protective Insurance Subsidiary and (ii) Protective and each Protective Subsidiary has good and marketable title in and to all of the Investment Assets it purports to own, free and clear of all Liens, other than Permitted Liens.

(c)           Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) neither Protective nor any Protective Subsidiary has any material funding obligations of any kind, or material obligation to make any additional advances or investments (including any obligation relating to any currency or interest rate swap, hedge or similar arrangement) in respect of, any of the Investment Assets and (ii) there are no material outstanding commitments, options, put agreements or other arrangements relating to the Investment Assets to which Protective or any Protective Subsidiary may be subject upon or after the Closing.

SECTION 4.30.  Investment Advisers.

(a)           Each Protective Adviser is registered with the SEC as an investment adviser under the Advisers Act or is exempt from such registration and is registered as an investment adviser in each state in which such registration is required, and each Protective Adviser is a member in good standing of such other organizations in which its membership is required in order to conduct its business as now conducted, in each case except such failures, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           No Protective Adviser is required to register as a commodity trading adviser or commodity pool operator with the U.S. Commodity Futures Trading Commission.

(c)           Each Protective Adviser has filed a Form ADV with the appropriate Governmental Authorities, which form at the time of filing, and as amended and supplemented as of the date hereof, is in effect pursuant to and in material compliance with the requirements of the Advisers Act or applicable state investment adviser Laws. Protective has made available to Dai-ichi accurate and complete copies of such Forms ADV as amended or supplemented through the date of this Agreement.

(d)           Each Protective Adviser has adopted a code of ethics, which complies in all material respects with all applicable provisions of the Advisers Act (including Section 204 thereof and Rule 204A-1 thereunder), and each Protective Adviser has adopted a written policy regarding insider trading and other material policies as required by applicable Law, copies of which have been made available to Dai-ichi. Since January 1, 2011, there have been no material violations or, to the Knowledge of Protective, allegations of material violations of such code of ethics, insider trading policies and material policies.

(e)           The officers and employees of Protective and the Protective Subsidiaries who are required to be approved, licensed or registered as investment advisory representatives for the activities conducted by them on behalf of Protective and the Protective Subsidiaries are and at all times since January 1, 2011 have been duly approved, licensed or registered in each state or jurisdiction in which and with each Governmental Authority with whom such approval, licensing or registration is so required, except where the failure to be so approved, licensed or registered, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(f)            Each ERISA client to which a Protective Adviser provides investment management, advisory or sub-advisory service has, since January 1, 2011, been managed or advised by such Protective Adviser such that the exercise of such management or provision of such advisory services is in compliance in all material respects with (i) the applicable requirements of ERISA and Section 4975 of the Code and (ii) the applicable Contract. The Protective Advisers do not provide discretionary advisory services to any ERISA client.

SECTION 4.31.  Broker-Dealers.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect:

(a)           Each Protective Broker-Dealer is and has been, since January 1, 2011, duly registered as a broker-dealer under the Exchange Act and in all jurisdictions where such registration, licensing or qualification is so required. Since January 1, 2011, none of Protective or the Protective Subsidiaries other than the Protective Broker-Dealers engages or has engaged in Broker-Dealer Activities other than pursuant to an exemption from registration. Each Protective Broker-Dealer is a member of FINRA and such other organizations in which its membership is required in order to conduct its business as now conducted, except as , individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Protective has made available to Dai-ichi accurate and complete copies of each Protective Broker-Dealer’s Form BD as most recently filed with the SEC and all state registration forms, each as amended to the date of this Agreement. The information contained in each such form was accurate and complete in all material respects at the time of filing and each Protective Broker-Dealer has made all amendments to such form as it is required to make under any applicable Law, except as , individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           No Protective Broker-Dealer nor, to the Knowledge of Protective, any “associated person” (within the meaning of the Exchange Act) of any Protective Broker-Dealer is ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an associated person of a registered broker-dealer. There is no Proceeding pending or, to the Knowledge of Protective, threatened in writing that would reasonably be expected to result in any Protective Broker-Dealer or, to the Knowledge of Protective, any “associated person” (as defined in the Exchange Act or the rules under FINRA (the “FINRA Rules”)) thereof becoming ineligible to act in such capacity.

(c)           Each of the Protective Broker-Dealers’ respective officers, employees, “associated persons” (as defined under the FINRA Rules) and independent contractors, or any other natural persons who are “associated persons” of Protective or a Protective Subsidiary and who are parties to any selling, distribution or wholesaling agreement to which a Protective Broker- Dealer is a party, who are required under applicable Law to be registered, licensed or qualified as a “registered representative” (as such term is defined under the FINRA Rules) are, and have been since January 1, 2011, duly registered as such and such registrations are and were, since January 1, 2011, in full force and effect, or are or were in the process of being registered as such within the time periods required by any Governmental Authority, as applicable, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 4.32.  Excess Reserve Financing Arrangements.

(a)           The Contracts listed in Section 4.32 of the Protective Disclosure Letter (the “Golden Gate Contracts”) constitute all of the material contracts comprising the excess reserve financing arrangements known as Golden Gate, Golden Gate II, Golden Gate III, Golden Gate IV and Golden Gate V. Each of the Golden Gate Contracts is valid and binding on Protective or the applicable Protective Subsidiary that is a party thereto, as the case may be, and to the Knowledge of Protective, each other party thereto, and is in full force and effect, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. None of Protective, any Protective Subsidiary or, to the Knowledge of Protective, any other party thereto is (with or without notice or lapse of time, or both) in default or breach in any material respect under the terms of any such Golden Gate Contract. Protective has made available to Dai-ichi accurate and complete copies of each such Golden Gate Contract (including all modifications and amendments thereto and any material waivers by Protective or the applicable Protective Subsidiary thereunder). To the Knowledge of Protective, (i) no counterparty under any such Golden Gate Contract is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding and (ii) the financial condition of any such counterparty is not impaired to the extent that a default thereunder is reasonably anticipated. No notice of intended cancellation or termination has been received by Protective or by any of the Protective Subsidiaries from any such counterparty, and neither Protective nor any of the Protective Subsidiaries has received or delivered any notice of dispute under any such Golden Gate Contract, except as would not reasonably be expected to permit any such counterparty to terminate any such Golden Gate Contract or would not otherwise reasonably be expected to be materially adverse to Protective and the Protective Subsidiaries, considered as a whole.

(b)           Protective and the applicable Protective Subsidiaries have received all material clearances, consents, approvals, orders, waivers, licenses or authorizations of or from, and have made all material declarations and filings with, all Governmental Authorities required to be obtained or made by Protective and such Protective Subsidiaries in connection with the consummation of the transactions contemplated by the Golden Gate Contracts and all such clearances, consents, approvals, orders, waivers, licenses and authorizations are in full force and effect and have not been withdrawn, revoked or rescinded. With respect to any reinsurance agreement included in the Golden Gate Contracts for which any Protective Insurance Subsidiary has taken credit on a balance sheet included within the Protective SAP Statements, such taking of credit was in compliance with the applicable Law of the Protective Insurance Subsidiary’s domiciliary state. No Golden Gate Contract contains any provision providing that any party thereto (other than Protective or a Protective Subsidiary) may terminate, cancel or commute the same by reason of the consummation of the Merger.

(c)           Since the date of this Agreement, The National Association of Insurance Commissioners has not changed its accreditation standards, and there has not been any change in statutory accounting principles or applicable Law (including model Laws) adopted by the National Association of Insurance Commissioners, in either case that: (A)(i) relates to the use of captive reinsurers as a means of financing statutory reserves associated with level premium term life insurance policies and universal life insurance policies with secondary guarantee or (ii) changes the required treatment under SAP of the financings effected through the Golden Gate Contracts; and

(B) after giving effect to any measures that have been taken by Protective or any of its Affiliates, or Dai-ichi or any of its Affiliates, pursuant to Section 6.09(d) to mitigate the effects of any such change, has had a material adverse effect on the statutory financial condition of the Protective Insurance Subsidiaries that are cedants under the Golden Gate Contracts, taken as a whole, as would be reflected in financial statements of such Protective Insurance Subsidiaries prepared in accordance with applicable SAP as of the Closing Date

SECTION 4.33.  Opinion of Financial Advisor.  The Board of Directors of Protective has received the written opinion of Morgan Stanley & Co. LLC (the “Protective Financial Advisor”), dated as of June 3, 2014 that, as of such date and subject to the limitations and assumptions set forth therein, the Per Share Merger Consideration to be paid to the holders of Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders.

SECTION 4.34.  Brokers.  No Person other than the Protective Financial Advisor is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by any Party in connection with the transactions contemplated by this Agreement based upon Contracts made by or on behalf of Protective or any Protective Subsidiary. Protective has made available to Dai-ichi an accurate and complete copy of each Contract between Protective or any Protective Subsidiary and the Protective Financial Advisor relating to the Merger and the other transactions contemplated by this Agreement.

SECTION 4.35.  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, Dai-ichi acknowledges that none of Protective, the Protective Subsidiaries or any other Person on behalf of Protective makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF DAI-ICHI AND MERGER SUB

Except as otherwise disclosed in the letter (the “Dai-ichi Disclosure Letter”) dated as of the date hereof and delivered to Protective by Dai-ichi with respect to this Agreement (it being understood that any information contained therein will qualify and apply to the representations and warranties in this Article V to which the information is specifically stated as referring to and will qualify and apply to other representations and warranties in this Article V to the extent that it is reasonably apparent that such disclosure also qualifies or is responsive to such other sections), Dai-ichi and Merger Sub jointly and severally represent and warrant to Protective as follows:

SECTION 5.01.  Organization.  Dai-ichi is a joint stock company (kabushiki kaisha) duly incorporated, validly existing and in good standing under the Laws of Japan. Dai-ichi has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where failure to have such power or authority, individually or in the aggregate, has not prevented or materially impaired or materially delayed and would not reasonably be expected to prevent or materially impair or materially delay the ability of Dai-ichi to consummate the Merger. Dai-ichi has made available to Protective accurate and complete copies of its Constituent Documents, as amended and in effect on the date of this Agreement.

SECTION 5.02.  Merger Sub.

(a)           Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where failure to be so incorporated or organized, existing or in good standing or to have such power or authority, individually or in the aggregate, has not prevented or materially impaired or materially delayed and would not reasonably be expected to prevent or materially impair or materially delay the ability of Dai-ichi to consummate the Merger.

(b)           Dai-ichi is, directly or indirectly, the record holder and Beneficial Owner of all of the outstanding Securities of Merger Sub, free and clear of any Liens. All of the Securities so owned by Dai-ichi have been duly authorized and validly issued and are fully paid and nonassessable, and no such shares have been issued in violation of any preemptive or similar rights by which Dai-ichi or any of its Subsidiaries is bound.

(c)           Merger Sub has been formed by Dai-ichi solely for purposes of the transactions contemplated by this Agreement. Merger Sub has not conducted any business or activities other than those incident to its formation and pursuant to this Agreement and the transactions contemplated hereby.

SECTION 5.03.  Authorization; Board Approval.

(a)           Each of Dai-ichi and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Dai-ichi or Merger Sub are necessary for it to authorize this Agreement or to consummate the transactions contemplated by this Agreement, except for the filing of the appropriate merger documents as required by the DGCL. No vote of holders of capital stock of Dai-ichi is necessary to approve this Agreement and the Merger and to consummate the other transactions contemplated by this hereby. This Agreement has been duly and validly executed and delivered by each of Dai-ichi and Merger Sub and, assuming due authorization, execution and delivery by Protective, is a legal, valid and binding obligation of each of Dai-ichi and Merger Sub, enforceable against each of Dai-ichi and Merger Sub in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)           The Board of Directors of Merger Sub, acting by unanimous written consent in lieu of special meeting, has duly adopted resolutions (i) approving this Agreement, (ii) declaring this Agreement advisable and (iii) recommending that Dai-ichi, as Merger Sub’s sole stockholder, adopt this Agreement. As of the date of this Agreement, such resolutions have not been amended or withdrawn.

(c)           The Board of Directors of Dai-ichi, at a meeting duly called and held, has duly and unanimously adopted resolutions adopting this Agreement and approving the payment of the Merger Consideration upon the consummation of the Merger in accordance with this Agreement. As of the date of this Agreement, such resolutions have not been amended or withdrawn.

SECTION 5.04.  Consents and Approvals; No Violations.

(a)           Assuming that all Approvals of or from, or Filings with, Governmental Authorities described in Section 4.06(b) and Section 5.04(b) have been obtained or made, the execution and delivery of this Agreement by Dai-ichi and Merger Sub does not and the consummation by Dai-ichi and Merger Sub of the transactions contemplated by this Agreement will not (i) conflict with any provisions of the Constituent Documents of Dai-ichi, Merger Sub or any material Dai-ichi Subsidiary, (ii) violate any Law or Order, (iii) result, after the giving of notice, with lapse of time, or otherwise, in any violation, default or loss of a benefit under, or permit the acceleration or termination of any obligation under or require any consent under, any Contract, (iv) result in the creation or imposition of any Lien upon any properties or assets of Dai-ichi, Merger Sub or any material Dai-ichi Subsidiary or (v) cause the suspension or revocation of any Permit of Dai-ichi or Merger Sub, except, in the case of clauses (ii), (iii), (iv) and (v), any matters that, individually or in the aggregate, have not prevented or materially impaired or materially delayed and would not reasonably be expected to prevent or materially impair or materially delay the ability of Dai-ichi to consummate the Merger.

(b)           No clearance, consent, approval, order, waiver, license or authorization of or from, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority is required to be made or obtained by Dai-ichi or any Dai-ichi Subsidiary in connection with the execution or delivery of this Agreement by Dai-ichi and Merger Sub or the consummation by Dai-ichi and Merger Sub of the transactions contemplated by this Agreement, except for (i) compliance by Dai-ichi with the HSR Act, (ii) the matters set forth in Section 5.04(b) of the Dai- ichi Disclosure Letter, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, and regulations to permit the consummation of the Merger and (iv) such other matters that, individually or in the aggregate, have not prevented or materially impaired or materially delayed and would not reasonably be expected to prevent or materially impair or materially delay the ability of Dai-ichi to consummate the Merger.

(c)           As of the date of this Agreement, Dai-ichi has a reasonable basis to believe that all of the clearances, consents, approvals, orders, waivers, licenses or authorizations of or from any Governmental Authority that are necessary for the execution and delivery of this Agreement by Dai-ichi and Merger Sub and the consummation by Dai-ichi and Merger Sub of the Merger and the other transactions contemplated by this Agreement will be obtained prior to the End Date.

SECTION 5.05.  Litigation.  There is no Proceeding (whether at Law or in equity) pending, or, to the knowledge of Dai-ichi, threatened against or otherwise affecting Dai-ichi, Merger Sub or any Dai-ichi Subsidiary that seeks to enjoin, or would reasonably be expected to have the effect of preventing, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or materially delay, the ability of Dai-ichi to consummate the Merger. There is no Order outstanding against Dai-ichi or Merger Sub or any of their respective properties or assets that would reasonably be expected to prevent or materially impair or materially delay the ability of Dai-ichi to consummate the Merger.

SECTION 5.06.  Financing.  Dai-ichi and Merger Sub will have available at the Effective Time sufficient funds to make the deposit into the Exchange Fund required pursuant to Section 3.01(b) and to consummate the Merger and the other transactions contemplated hereby.

SECTION 5.07.  Ownership of Common Stock.  Neither Dai-ichi nor any of its Subsidiaries own any shares of Common Stock and, at the time immediately preceding the execution of this Agreement, neither Dai-ichi nor any of its affiliates or associates (as such terms are defined in Section 203 of the DCGL) was or had been within the prior three years, with respect to Protective, an “interested stockholder” of Protective, as such term is defined in Section 203 of the DGCL.

SECTION 5.08.  Proxy Statement.  None of the information supplied or to be supplied by Dai-ichi, Merger Sub or any Representative or Affiliate of Dai-ichi or Merger Sub in writing for inclusion in the Proxy Statement will, on the date of filing with the SEC, at the time first mailed to the stockholders of Protective and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Neither Dai-ichi nor Merger Sub makes any representation or warranty with respect to any information supplied by any other Person that is included in the Proxy Statement.

SECTION 5.09.  Brokers.  No Person other than Goldman, Sachs & Co. is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by any Party in connection with the transactions contemplated by this Agreement based upon Contracts made by or on behalf of Dai-ichi or any Dai-ichi Subsidiary.

SECTION 5.10.  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article V, Protective acknowledges that none of Dai-ichi, Merger Sub or any other Person on behalf of Dai-ichi makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS OF PROTECTIVE

SECTION 6.01.  Operating Covenants.  From the date of this Agreement until the Effective Time, unless Dai-ichi otherwise consents in writing (which will not be unreasonably withheld, delayed or conditioned) or except as set forth in Section 6.01 of the Protective Disclosure Letter or as otherwise expressly provided for in this Agreement, Protective will, and will cause each of the Protective Subsidiaries to, conduct its business in the ordinary course of business consistent with past practices, and will use its reasonable best efforts to preserve intact its business organization and goodwill and relationships with all Governmental Authorities, customers, suppliers, business associates, distributors, strategic and joint venture partners and others having business dealings with it, to keep available the services of its current officers and key employees and to maintain its current rights and franchises, in each case, consistent with past practices. In addition to and without limiting the generality of the foregoing, except as expressly set forth in Section 6.01 of the Protective Disclosure Letter or as otherwise expressly provided for in this Agreement or as required by applicable Law, from the date of this Agreement until the Effective Time, without the prior written consent of Dai-ichi (which will not be unreasonably withheld, delayed or conditioned), Protective will not, and will not permit any Protective Subsidiary to:

(a)           amend or modify any of the Constituent Documents of Protective (as amended as provided in Section 4.04(b)) or any Protective Subsidiary;

(b)           declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its Securities, other than dividends or distributions (i) by wholly-owned Protective Subsidiaries to another such Protective Subsidiary or to Protective or (ii) regular quarterly cash dividends by Protective consistent with past practices to holders of Common Stock, which will not exceed $0.24 per share per calendar quarter;

(c)           split, combine or reclassify any of its Securities or issue or authorize the issuance of any other Securities or Equity Rights in respect of, in lieu of, or in substitution for, its Securities, other than issuances of shares of Common Stock in connection with the exercise of Equity Rights that are outstanding on the date of this Agreement or granted thereafter in accordance with Section 6.01(e)(i);

(d)           repurchase, redeem or otherwise acquire or settle any Securities or Equity Rights of Protective or any Protective Subsidiary, or any rights, warrants or options to acquire any such Securities, other than (i) the acquisition by Protective of shares of Common Stock in connection with the surrender of shares of Common Stock by holders of Equity Rights in order to pay the exercise price thereof, (ii) the withholding of shares of Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Stock Plans or pursuant to individual equity compensation award agreements, (iii) the acquisition by Protective of Equity Rights of Protective in connection with the forfeiture of such Equity Rights or (iv) as required by any Benefit Plan as in effect on the date of this Agreement;

(e)           issue, sell, grant, pledge or otherwise encumber any Securities, or Equity Rights, other than (i) issuances of Equity Rights in the ordinary course of business consistent with past practices in accordance with the terms of the Stock Plans or pursuant to individual award agreements with directors, officers, employees or agents of Protective or the Protective Subsidiaries, (ii) issuances of Common Stock in connection with the exercise of or settlement of Equity Rights that are outstanding on the date of this Agreement or any Equity Rights granted after the date hereof in accordance with the foregoing clause (i) and (iii) issuance of Securities between or among Protective and any wholly-owned Protective Subsidiaries;

(f)            merge or consolidate with any Person or acquire, directly or indirectly, all or substantially all of the assets or Securities of any other Person;

(g)           knowingly (after being advised by Dai-ichi that an intended action would violate the covenant set forth in this Section 6.01(g)) establish, acquire or dispose of any affiliated Person that would become a “subsidiary” (kogaisha, as defined under Article 2, item 12 of the Insurance Business Act of Japan), “subsidiary, etc.” (ko houjin tou, as defined under Article 13-5-2, paragraph 3 of the Cabinet Order for Enactment of the Insurance Business Act of Japan) or “affiliate, etc.” (kanren houjin tou, as defined under Article 13-5-2, paragraph 4 of the Cabinet Order for Enactment of the Insurance Business Act of Japan) of Dai-ichi upon the Closing;

(h)           knowingly (after being advised by Dai-ichi that an intended action would violate the covenant set forth in this Section 6.01(h)) make any change in lines of business of, or otherwise make such change with respect to, Protective or any affiliated Person that would become a “subsidiary” (kogaisha, as defined under Article 2, item 12 of the Insurance Business Act of Japan), “subsidiary, etc.” (ko houjin tou, as defined under Article 13-5-2, paragraph 3 of the Cabinet Order for Enactment of the Insurance Business Act of Japan) or “affiliate, etc.” (kanren houjin tou, as defined under Article 13-5-2, paragraph 4 of the Cabinet Order for Enactment of the Insurance Business Act of Japan) of Dai-ichi upon the Closing, as would require a revision to or otherwise affect the application for Approval or the Filing with the Japanese Financial Services Agency;

(i)            make any loans, advances or capital contributions to, or investments in, any other Person other than (i) by Protective or any wholly-owned Protective Subsidiary to or in Protective or any wholly-owned Protective Subsidiary, (ii) policy loans under Insurance Contracts in the ordinary course of business consistent with past practices, (iii) pursuant to any Contract or other legal obligation existing at the date of this Agreement set forth on Section 6.01(i) of the Protective Disclosure Letter or (iv) acquisitions of Investment Assets consistent with the Investment Guidelines;

(j)            create, incur, guarantee or assume any Indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement, except (i) Indebtedness incurred in the ordinary course of business consistent with past practices not to exceed $10,000,000 in the aggregate, (ii) Indebtedness incurred under facilities or lines of credit in existence on the date of this Agreement, (iii) Indebtedness in replacement of existing Indebtedness on customary commercial terms, consistent in all material respects with the Indebtedness being replaced, and (iv) guarantees by Protective of Indebtedness of wholly-owned Protective Subsidiaries or guarantees by Protective Subsidiaries of Indebtedness of Protective;

(k)           make or commit to make any capital expenditure, except for (i) aggregate expenditures (calculated net of proceeds from normal course asset disposals) in an amount not in excess of (and for projects consistent with) the capital expenditure budget made available to Dai-ichi prior to the date of this Agreement (the amount of the capital expenditure budget being set forth in Section 6.01(k) of the Protective Disclosure Letter) and (ii) additional expenditures in an amount not to exceed $10,000,000 in the aggregate;

(l)            make any material change in the actuarial, underwriting, claims administration, reinsurance, reserving or payment policies, practices or principles of any Protective Insurance Subsidiary;

(m)          make any material change to the Investment Guidelines or acquire or dispose of any Investment Assets in any manner inconsistent with the Investment Guidelines;

(n)           abandon, modify, waive or terminate any material Permit;

(o)           materially amend or, other than pursuant to its current terms, terminate, renew or extend any Protective Contract, or enter into any Contract that would be a Protective Contract if in effect on the date of this Agreement or amend any Golden Gate Contract;

(p)           other than in the ordinary course of business consistent with past practices, forgive, cancel or compromise any debt or claim, or waive or release any right, of material value, or fail to pay or satisfy when due any material liability or obligation (other than any such liability or obligation that is being contested in good faith);

(q)           other than in the ordinary course of business consistent with past practices, as required by any Benefit Plan or as necessary to comply with applicable Law, (i) amend or otherwise modify benefits under any Benefit Plan, (ii) accelerate the payment or vesting of benefits or amounts payable or to become payable under any Benefit Plan as currently in effect on the date of this Agreement or (iii) terminate or establish any Benefit Plan;

(r)            except as required by any Benefit Plan, grant any material increase (determined with reference to the compensation paid to the individuals involved) in the compensation or benefits of directors, officers, employees or agents of Protective or any Protective Subsidiary; provided that Protective or any Protective Subsidiary may grant increases (i) in base salaries to non-executive employees, non-executive officers and agents in the ordinary course of business consistent with past practices or (ii) in compensation and benefits in the context of promotions based on job performance or workplace requirements, in the ordinary course of business consistent with past practices and provided that such increases are consistent with the past practices of increasing compensation and benefits to promoted employees in similar positions;

(s)            enter into or materially amend or modify any severance, consulting, retention or employment agreement, plan, program or Contract, other than (i) in the case of consulting agreements, in the ordinary course of business consistent with past practices or (ii) with respect to new hires or employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business consistent with past practices; provided that (i) in the case of new hires, such agreements, plans, programs or Contracts, or any amendments or modifications thereto, are consistent with the past practices of entering into such agreements, plans, programs or Contracts, for newly hired employees in similar positions and (ii) in the case of promotions, such amendments or modifications are consistent with the past practices of making such amendment or modifications for promoted employees in similar positions;

(t)            enter into or otherwise become bound by a collective bargaining agreement or similar labor Contract with a labor union, works council, employee committee or representative or other labor organization with respect to employees of Protective or any Protective Subsidiary;

(u)           settle or compromise any Proceeding involving claims for monetary damages (excluding settlements and compromises relating to Taxes), other than (i) settlements or compromises of claims under Insurance Contracts within applicable policy limits or (ii) settlements or compromises that require only payments of money by Protective or the Protective Subsidiaries without ongoing limits on the conduct or operation of Protective or the Protective Subsidiaries, which payments of money will not exceed $5,000,000 per Proceeding or $15,000,000 in the aggregate for all such

Proceedings, or enter into any consent, decree, injunction or similar restraint or form of equitable relief that, individually or in the aggregate, are material to Protective and the Protective Subsidiaries, taken as a whole, or would reasonably be expected to impede or delay in any material respect the consummation of the transactions contemplated by this Agreement, including obtaining the Stockholder Approval;

(v)           adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, restructuring, consolidation, recapitalization or other reorganization of Protective or any Protective Subsidiary; provided that any Tax election otherwise permitted by Section 6.01(w) will not be prohibited by this Section 6.01(v);

(w)          other than in the ordinary course of business consistent with past practices, (i) make, revoke or amend any material election relating to Taxes, file any amended Tax Return or surrender any right to claim a Tax refund, offset or other reduction in Tax liability, (ii) settle or compromise any Proceeding relating to Taxes in an amount in excess of $2,500,000 per Proceeding or $10,000,000 in the aggregate for all such Proceedings, (iii) make a request for a written ruling of a Taxing Authority relating to Taxes, other than any request for a determination concerning qualified status of any Benefit Plan intended to be qualified under Section 401(a) of the Code or (iv) except as required by Law, change any method of Tax accounting or change the basis for determining any item referred to in Section 807(c) of the Code, in each case, to the extent that such action would reasonably be expected to materially increase the Taxes of Protective or any Protective Subsidiary;

(x)           for non-Tax purposes, change in any material respect any method of accounting or accounting principles or practices (or any system of internal accounting controls) by Protective or any Protective Subsidiary, except for any such change required by a change in GAAP or SAP or by a Governmental Authority or applicable Law; or

(y)           agree or commit to do any of the foregoing.

SECTION 6.02.  Preparation and Mailing of Proxy Statement.

(a)           As promptly as practicable following the date of this Agreement, Protective will prepare and file the Proxy Statement with the SEC. The Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act.

(b)           Protective (i) will provide Dai-ichi with a reasonable opportunity to review and comment on the Proxy Statement (such comments to be provided as promptly as reasonably practicable) and any amendment or supplement to the Proxy Statement and any related communications (including any responses to any comments of the SEC) prior to filing such documents or communications with the SEC, (ii) will not file such document or communication with the SEC prior to receiving the approval of Dai-ichi (which will not be unreasonably withheld, delayed or conditioned) and (iii) will promptly provide Dai- ichi with a copy of all such filings and communications made with the SEC. Protective will, as promptly as reasonably practicable after receipt thereof, provide Dai-ichi with copies of any written comments and advise Dai-ichi of any oral comments with respect to the Proxy Statement received from the staff of the SEC.

(c)           Protective will cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the date the SEC staff advises that it has no further comments thereon or that Protective may commence mailing the Proxy Statement. Each of Protective and Dai-ichi will take all actions reasonably required to be taken under any applicable state securities Laws in connection with the Merger and will furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.

(d)           If at any time prior to the Effective Time any information relating to the Parties, or any of their respective Affiliates, directors or officers, is discovered by any of the Parties which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Parties will file as promptly as practicable with the SEC a mutually acceptable (as reasonably determined by the Parties) amendment of, or supplement to, the Proxy Statement and, as required by Law, disseminate the information contained in such amendment or supplement to the stockholders of Protective.

SECTION 6.03.  Stockholders Meeting; Recommendation.

(a)           Protective will duly take all lawful action, in accordance with its Constituent Documents, to call, give notice of, convene and hold a meeting of the stockholders of Protective (the “Stockholders Meeting”) on a date as promptly as practicable after the expiration of the applicable SEC review period for the purpose of obtaining the Stockholder Approval. Subject to Section 6.05, Protective will take all lawful action to solicit and obtain the Stockholder Approval. Without limiting the generality of the foregoing, Protective will engage a proxy solicitation firm reasonably acceptable to Dai-ichi for purposes of assisting in the solicitation of proxies for the Stockholders Meeting.

(b)           Subject to Section 6.05, the Board of Directors of Protective will include in the Proxy Statement its recommendation of the adoption of this Agreement by the stockholders of Protective to the effect set forth in Section 4.04(c) (the “Recommendation”). Subject to Section 6.05, neither the Board of Directors of Protective nor any committee thereof will (i) fail to include the Recommendation in the Proxy Statement, (ii) change, withhold, withdraw or adversely qualify or modify, or propose publicly to change, withhold, withdraw or adversely qualify or modify, the Recommendation or (iii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal (any of the foregoing actions, a “Change in Recommendation”).

SECTION 6.04.  Access to Information; Confidentiality.

(a)           Upon reasonable notice, Protective will, and will cause each of the Protective Subsidiaries to, afford to Dai-ichi and its directors, officers, employees, accountants, auditors, counsel, financial advisors, consultants, financing sources and other advisors or representatives (collectively, “Representatives”) reasonable access during normal business hours to the respective properties, books, records (including Tax records), Contracts, commitments and personnel of Protective and the Protective Subsidiaries and will furnish, and will cause to be furnished, as promptly as practicable to Dai-ichi and its Representatives (i) a copy of each material report, including all Protective Statutory Statements, filed or submitted with insurance regulatory authorities after the date of this Agreement and (ii) all other information with respect to Protective and the Protective Subsidiaries, as applicable, as Dai-ichi or its Representatives may reasonably request.

(b)           Notwithstanding Section 6.04(a), Protective will not be required to permit any inspection, or to disclose any information, that in the reasonable judgment of Protective would (i) violate applicable Law, (ii) waive the protection of an attorney-client privilege or other legal privilege (subject to reasonable cooperation between the Parties with respect to entering into appropriate joint defense, community of interest or similar agreements or arrangements with respect to the preservation of such privileges) or (iii) result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality. Without limiting the foregoing, in the event that Protective does not provide access or information in reliance on the immediately preceding sentence, it will provide notice to Dai-ichi that it is withholding such access or information and will use reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege.

(c)           All information furnished pursuant to this Section 6.04 or otherwise pursuant to this Agreement will be subject to the confidentiality agreement dated as of April 12, 2014 between Protective and Dai-ichi (the “Confidentiality Agreement”). No investigation pursuant to this Section 6.04 will affect the representations, warranties or conditions to the obligations of the Parties contained in this Agreement.

SECTION 6.05.  Acquisition Proposals.

(a)           During the period beginning on the date of this Agreement and continuing until 5:00 p.m., New York City time, on June 29, 2014 (such period, the “Solicitation and Early Signing Period” and such date, the “No Shop Period Start Date”), Protective and its Representatives will have the right to (i) initiate, solicit, facilitate or encourage any inquiry or the making or announcement of any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal and (ii) participate or engage in or continue any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal. Any non-public information relating to Protective and the Protective Subsidiaries furnished to any such Person will be furnished pursuant to and in accordance with a written confidentiality agreement containing confidentiality terms that are no more favorable in the aggregate than those contained in the Confidentiality Agreement (as amended by the terms of this Agreement) (any such confidentiality agreement, an “Acceptable Confidentiality Agreement”). No Acceptable Confidentiality Agreement may contain any provision that would prevent Protective from complying with its obligation to provide any disclosure to Dai-ichi required pursuant to this Section 6.05(a), Section 6.05(d) or Section 6.05(h). All information provided or made available by Protective or any Protective Subsidiary to any Person entering into an Acceptable Confidentiality Agreement that has not been previously provided or made available to Dai-ichi must be provided or made available by Protective concurrently with, or, if impractical, within 48 hours following, the time it is provided or made available to such Person. From the tenth day following the date of this Agreement through the No Shop Period Start Date, Protective will provide a written report to Dai-ichi every five Business Days setting forth (i) the total number of Persons contacted to date pursuant to this Section 6.05(a), (ii) the number of Persons that have affirmatively declined to receive information or enter into discussions regarding an Acquisition Proposal, (iii) the number of Persons that have affirmatively expressed interest in receiving information or entering into discussions regarding an Acquisition Proposal and (iv) the number of Persons that have executed an Acceptable Confidentiality Agreement. The foregoing reports will not be required to include the identity of any of the foregoing Persons. In addition, as of 11:59 p.m., New York City time, on June 28, 2014, Protective will provide Dai-ichi with a written list identifying each Person that, on or prior to such date, has executed an Acceptable Confidentiality Agreement and has not subsequently affirmatively declined to receive information or enter into discussions regarding an Acquisition Proposal. Protective will be required to provide information in accordance with Section 6.05(h) with respect to any Acquisition Proposal received by Protective after the date of this Agreement whether prior to, on or following the No Shop Period Start Date.

(b)           Except as otherwise permitted by this Section 6.05, from and after the No Shop Period Start Date, Protective and the Protective Subsidiaries will immediately cease and cause to be terminated, and Protective will cause its Representatives to terminate, any existing discussions or negotiations with any Person or its Representatives (other than Dai-ichi and Merger Sub and their Representatives) conducted prior to the No Shop Period Start Date with respect to any Acquisition Proposal.

(c)           Except as otherwise permitted by this Section 6.05, from and after the No Shop Period Start Date, Protective and the Protective Subsidiaries will not, and Protective will cause its Representatives not to, directly or indirectly (i) initiate, solicit or knowingly facilitate or encourage any inquiry or the making or announcement of any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (ii) participate or engage in or continue any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or knowingly take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (iii) enter into any Contract (including any letter of intent, memorandum of understanding or agreement in principle) providing for an Acquisition Proposal (an “Alternative Acquisition Agreement”), (iv) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or similar anti-takeover statute or regulation (including the approval of any Person becoming an “interested stockholder” pursuant to Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in Protective’s Constituent Documents, inapplicable to any transactions contemplated by an Acquisition Proposal or (v) resolve, propose or agree to do any of the foregoing.

(d)           Notwithstanding Section 6.05(b) and Section 6.05(c), at any time prior to the receipt of the Stockholder Approval, with respect to any Person that has executed an Acceptable Confidentiality Agreement during the Solicitation and Early Signing Period, Protective, after the No Shop Period Start Date, may continue to furnish information and data to such Person or its Representatives pursuant to and in accordance with such Acceptable Confidentiality Agreement and continue to participate and engage in discussions or negotiations with such Person or its Representatives regarding such Acquisition Proposal or any successor Acquisition Proposal, if and only if, and after such time as, such Person submits a bona fide written Acquisition Proposal and the Board of Directors of Protective determines in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that such Acquisition Proposal or successor Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal. Notwithstanding Section 6.05(b) and Section 6.05(c), at any time prior to the receipt of the Stockholder Approval, with respect to any Person that has submitted an unsolicited bona fide written Acquisition Proposal on or after the No Shop Period Start Date that did not result from a breach of this Section 6.05, Protective may furnish information and data to such Person or its Representatives pursuant to and in accordance with an Acceptable Confidentiality Agreement and participate and engage in discussions or negotiations with such Person or its Representatives regarding such Acquisition Proposal, if and only if the Board of Directors of Protective has determined in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal. Any material non-public information provided by Protective or any Protective Subsidiary to any Person entering into an Acceptable Confidentiality Agreement that has not been previously provided to Dai-ichi must be provided to Dai-ichi concurrently with, or, if impractical, within 48 hours following, the time it is provided or made available to such Person.

(e)           Notwithstanding Section 6.03(b) but subject to Section 6.05(f), at any time prior to the Stockholder Approval, if (i) an Intervening Event has occurred or (ii) Protective receives an Acquisition Proposal that the Board of Directors of Protective has determined constitutes a Superior Proposal, then, in either case, the Board of Directors of Protective may effect a Change in Recommendation if and only if the Board of Directors of Protective has determined in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to do so would be inconsistent with the directors’ fiduciary duties to the stockholders of Protective under applicable Law.

(f)            Notwithstanding Section 6.05(e), the Board of Directors of Protective may not effect a Change in Recommendation unless (i) the Board of Directors of Protective has first provided written notice to Dai-ichi that it is prepared to effect a Change in Recommendation, which notice will, in the case of the occurrence of an Intervening Event, include a written description in reasonable detail of such Intervening Event, and in the case of a Superior Proposal, attach the most current unredacted version of the proposed agreement relating to such Superior Proposal (or if there is no proposed agreement, a description in reasonable detail of the material terms and conditions of such Superior Proposal, including the identity of the Person making such Superior Proposal) and (ii) Dai-ichi does not make, within five Business Days after the receipt of such notice, a proposal that the Board of Directors of Protective determines in good faith (taking into account any revisions to the terms of the transaction contemplated by this Agreement proposed by Dai-ichi as provided in this Section 6.05(f)), after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, obviates the need for a Change in Recommendation. Protective agrees that, during such five Business Day period, Protective and its Representatives will negotiate in good faith with Dai- ichi and its Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Dai-ichi. If, following the execution by the Parties of an amendment to this Agreement providing for revisions to the terms of the transactions contemplated by this Agreement that obviate the need for a Change in Recommendation or the proposal by Dai-ichi of such revisions, there is a material change in the facts or circumstances relating to the Intervening Event or to the terms and conditions of the Superior Proposal, in each case that gave rise to such Change in Recommendation, or Protective receives a Superior Proposal from another Person, then the provisions of this Section 6.05(f) will be applicable with respect to a Change in Recommendation relating to such Intervening Event or amended or additional Superior Proposal. Any other provision of this Agreement notwithstanding, Dai-ichi will be permitted to exercise its rights under this Section 6.05(f) on not more than two occasions with respect to a Superior Proposal or a successor Superior Proposal made by any particular Person and Protective will have no obligation under clause (i) of this Section 6.05(f) or otherwise to provide or deliver any subsequent notice that it is prepared to effect a Change in Recommendation with respect to any such Superior Proposal or of any changes to the pertinent Superior Proposal or to afford to Dai-ichi any further period to negotiate or propose changes. If the rights set forth in this Section 6.05(f) have been exercised or are exercisable by Dai-ichi prior to the No Shop Period Start Date with respect to any Acquisition Proposal, the No Shop Period Start Date will be deemed extended until the second day following the day Dai-ichi is no longer entitled to exercise any rights with respect to pertinent Superior Proposal under this Section 6.05(f). Notwithstanding any other provision of this Agreement, Protective may not enter into an Alternative Acquisition Agreement without effecting a Change in Recommendation and complying with the provisions of this Section 6.05(f).

(g)           Notwithstanding any Change in Recommendation, the Board of Directors of Protective will continue to comply with its obligations under Section 6.02 and Section 6.03 and will submit this Agreement to the stockholders of Protective for the purpose of obtaining the Stockholder Approval unless this Agreement has been terminated prior to the date of the Stockholders Meeting, or any adjournment or postponement thereof, in accordance with Article IX.

(h)           Except as set forth in Section 6.05(f), as promptly as practicable after the receipt by Protective of any Acquisition Proposal, whether orally or in writing, and in any case within 48 hours after the receipt thereof by an executive officer of Protective, Protective will provide oral or written notice to Dai-ichi of such Acquisition Proposal, the identity of the Person making any such Acquisition Proposal and the material terms and conditions of such Acquisition Proposal. Protective (or its outside counsel) will, in person, by email or by telephone, keep Dai-ichi (or its outside counsel) reasonably informed on a prompt basis (and in any event within 48 hours) with respect to any change to price or other material terms of such Acquisition Proposal. Protective will, promptly upon receipt or delivery thereof (and in any event within 48 hours), provide Dai-ichi (or its outside counsel) with copies of material documents comprising such Acquisition Proposal and any amendments thereto.

(i)            Nothing contained in Section 6.03(b) or this Section 6.05 will prohibit Protective from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to any Acquisition Proposal; provided that (i) any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, a rejection of or recommendation against any applicable Acquisition Proposal or a reaffirmation of the Recommendation will be deemed to be a Change of Recommendation and (ii) neither Protective or the Board of Directors of Protective may effect a Change in Recommendation except in accordance with Section 6.05(f).

(j)            Protective will promptly inform its and the Protective Subsidiaries’ respective Representatives of the restrictions set forth in this Section 6.05. Any breach or violation of the restrictions set forth in this Section 6.05 by any Representative of Protective or any Protective Subsidiary will be deemed to be a breach or violation of this Section 6.05 by Protective.

SECTION 6.06.  Release under Confidentiality Agreement; State Takeover Laws.  Protective hereby releases Dai-ichi and Merger Sub from the “standstill” provisions contained in the Confidentiality Agreement. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or becomes applicable to the transactions contemplated by this Agreement, Protective and its Board of Directors will use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and will otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated by this Agreement.

SECTION 6.07.  Section 16 of the Exchange Act.  Prior to the Effective Time, Protective will take all such steps as may be required to cause any dispositions of Protective equity securities (including derivative securities with respect to Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.08.  Stockholder Litigation.  Protective will promptly advise Dai-ichi orally and in writing of any Proceeding brought by any stockholder of Protective against Protective or its directors or officers relating to this Agreement or the transactions contemplated by this Agreement and will keep Dai-ichi fully informed regarding any such litigation. Protective will give Dai-ichi the opportunity to participate in, subject to a customary joint defense agreement, but not control the defense of any such litigation, will give due consideration to Dai-ichi’s advice with respect to such litigation and will not settle any such litigation without the prior written consent of Dai-ichi, such consent not to be unreasonably withheld, delayed or conditioned. Dai-ichi will promptly advise Protective orally and in writing of any Proceeding brought by any stockholder of Dai-ichi against Dai-ichi or its directors or officers relating to this Agreement or the transactions contemplated by this Agreement and will keep Protective fully informed regarding any such litigation. Dai-ichi will give Protective the opportunity to participate in, subject to a customary joint defense agreement, but not control the defense of any such litigation, will give due consideration to Protective’s advice with respect to such litigation and will not settle any such litigation without the prior written consent of Protective if such settlement would reasonably be expected to prevent or materially impair or materially delay the consummation of the Merger.

SECTION 6.09.  Cooperation.

(a)           Protective will, and will cause its Subsidiaries and their respective Representatives to, reasonably cooperate with Dai-ichi and its Representatives and provide all financial and other information reasonably requested by Dai-ichi from time to time in order to permit Dai-ichi to comply with its obligations under applicable Law and the listing rules of the Tokyo Stock Exchange in connection with the transactions contemplated by this Agreement, including with respect to Dai-ichi’s arrangement of financing in connection with such transactions. Dai-ichi will, promptly upon request by Protective, reimburse Protective for all reasonable out-of-pocket costs incurred by Protective or its Subsidiaries in connection with such cooperation. All Evaluation Material (as defined in the Confidentiality Agreement) regarding Protective and its Subsidiaries obtained by Dai-ichi or its Representatives pursuant to this Section 6.09 will be subject to the confidentiality obligations set forth in the Confidentiality Agreement; provided that, after giving reasonable advance written notice to Protective of such disclosure, Dai-ichi may disclose such information to Persons providing financing to Dai-ichi in connection with the transactions contemplated by this Agreement (and the Representatives of such Person who reasonably need to have access to such information) so long as such Persons and their Representatives acknowledge and agree to be bound by the confidentiality obligations set forth in the Confidentiality Agreement applicable to Representatives of Dai-ichi.

(b)           The Parties and their legal counsel will cooperate in good faith to develop and implement appropriate procedures to facilitate compliance by Protective and the Protective Subsidiaries with the covenants sets forth in Section 6.01(g) and Section 6.01(h). Dai-ichi, upon the request of Protective from time to time, will consult and cooperate with Protective and its legal advisors in good faith to determine whether actions proposed to be taken by Protective or the Protective Subsidiaries may be taken in compliance with such covenants.

(c)           Dai-ichi and Protective will discuss in good faith and cooperate with respect to matters which require reporting to Dai-ichi and with respect to the future governance model between Dai-ichi and Protective following the Closing for the purpose of compliance with the Laws (including any rules of any applicable securities exchange) applicable to Dai-ichi or for the purpose of compliance with Dai-ichi’s internal consolidated accounting reporting requirement and other internal policies, or for the purposes of dealing with the applicable Governmental Authorities in Japan. In furtherance of the foregoing and without limitation thereto, Dai-ichi and Protective will establish a steering committee after the date of this Agreement for the purpose of discussing in advance of the Closing governance structure and other relevant arrangements following the Closing.

(d)           In the event that Protective reasonably believes that actions taken by the National Association of Insurance Commissioners after the date of this Agreement may materially and adversely affect reserve financing structures that are already established by Protective or the Protective Subsidiaries or contemplated to be established by any of them in the future, then Protective and Dai-ichi will in good faith discuss possible ways in which Dai-ichi might mitigate the effect of any such actions by providing reserve financing or otherwise reasonably assisting Protective and the Protective Subsidiaries with their efforts to secure alternative financing.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.01.  Consents and Approvals.

(a)           Subject to the terms and conditions of this Agreement, each of Dai-ichi and Protective will, and will cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate promptly the Merger and the other transactions contemplated by this Agreement, including (i) determining all necessary or, in the reasonable judgment of Dai-ichi and Protective, advisable Filings necessary to consummate the Merger and the other transactions contemplated by this Agreement (including Filings with Governmental Authorities or third parties), (ii) preparing and filing as promptly as practicable (but in no event more than 45 days after the date of this Agreement) documentation necessary to effect such Filings, (iii) obtaining all Approvals from any Governmental Authority or third party necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement, including any such Approvals required under applicable Insurance Laws and the HSR Act, it being understood and agreed that “reasonable best efforts” will be deemed to include, subject to Section 7.01(f), complying with any requirements of applicable Law or of any Governmental Authority that may arise or be imposed in connection with such Approvals and (iv) defending any Proceeding, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(b)           In furtherance and not in limitation of the foregoing, each of Dai-ichi and Protective will (i) make, or cause to be made, the Filings required of such Party (or, in the reasonable judgment of Dai-ichi and Protective, Filings that are advisable to be made by such Party) with respect to the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, (ii) comply at the earliest practicable date with any request for additional information, documents or other materials (including a “second request” under the HSR Act) received by such Party from the United States Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”) or any other Governmental Authority under any applicable Laws with respect to such Filings and Approvals, (iii) act in good faith and reasonably cooperate with the other Party in connection with any such Filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any applicable Insurance Laws, the HSR Act or any other applicable Laws with respect to any such Filing or any such transaction and (iv) not extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Party.

(c)           To the extent not prohibited by applicable Law, each of Dai-ichi and Protective will use its reasonable best efforts to furnish to the other Party all information required by such other Party for any Filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; provided that materials may be redacted (i) to remove references concerning the valuation of Dai-ichi, Protective or any of their Subsidiaries, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege or confidentiality concerns. Subject to applicable Laws and the requirements of any Governmental Authority, Protective and Dai-ichi will keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing each other with copies of notices or other communications received by Protective or Dai-ichi, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Authority with respect to the such transactions. Protective and Dai-ichi will each permit the other Party a reasonable opportunity to review in advance, and consider in good faith the views of the other Party in connection with, any proposed Filing or other material written communication with any

Governmental Authority and will each provide the other party copies of all written communications (other than communications relating to non-substantive matters) to any Governmental Entity promptly after their filing or submission, in each case subject to applicable Laws and the requirements of any Governmental Authority.

(d)           Each of Dai-ichi and Protective will give the other Party reasonable prior notice of any communication with, and any proposed understanding, undertaking or Contract with, any Governmental Authority regarding any such Filings. Each of Dai-ichi and Protective will not independently participate in any substantive meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such filings, investigation or other inquiry without using reasonable best efforts to give such other Party prior notice of the meeting or conversation and, unless prohibited by any such Governmental Authority, the opportunity to attend or participate in such meeting or conversation. Except as otherwise provided in this Section 7.01, Dai-ichi will, on behalf of Dai-ichi and Protective, control and lead all communications and strategy related to the any filings, obtaining any necessary approvals, and resolving any investigation or other inquiry of any such agency or other Governmental Authority under any applicable Laws.

(e)           Subject to the foregoing provisions of this Section 7.01, each of Dai-ichi and Protective will use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under any applicable Insurance Laws or the HSR Act. Each of Dai-ichi and Protective will use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act with respect to the transactions contemplated by this Agreement as promptly as possible after the date of this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.01 will limit the right of a Party to terminate this Agreement in accordance with Section 9.01, so long as such Party has until that time complied in all material respects with its obligations under this Section 7.01.

(f)            Notwithstanding anything to the contrary in Section 7.01(e) or anything else in this Agreement to the contrary, nothing in this Agreement will be deemed to require Dai-ichi or Protective or any of their respective Subsidiaries to agree to or take any action that would result in any Burdensome Condition.

(g)           As soon as reasonably practicable after the date of this Agreement, Protective will cause the Protective Advisers to inform their advisory clients of the transactions contemplated by this Agreement and will, in compliance with the Advisers Act and any other applicable Law, request, and make reasonable best efforts to obtain, such clients’ consent as may be necessary to effect the assignment of their investment advisory contracts. Dai-ichi agrees that Protective may satisfy this obligation (other than collective investment arrangements managed by a Protective Adviser as to which the governing instruments or applicable Law require any different or supplemental procedure, in which case such different or supplemental procedures must be followed), by providing each such client with the notice contemplated by the first sentence of this Section 7.01(g) and obtaining either a new investment advisory contract with such client effective at the Closing or such client’s consent in the form of an actual written consent or in the form of an implied consent. It is understood that such implied consent may be obtained by requesting written consent as aforesaid and informing in writing such client of (i) the transactions contemplated by this Agreement and Protective’s intention to complete such transactions so as to result in a statutory assignment of such investment advisory agreements, (ii) the applicable Protective Adviser’s intention to continue the advisory services, under the existing investment advisory agreement with such client after the Closing if such client does not terminate such investment advisory agreement prior to the Closing and (iii) the fact that if such client continues to accept such advisory services without termination, then the consent of such client will be implied effective on the 60th day following the mailing of such request.

SECTION 7.02.  Employee Matters.

(a)           From and after the Effective Time, Dai-ichi and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) will honor all Benefit Plans and compensation arrangements and agreements of Protective and the Protective Subsidiaries in accordance with their terms as in effect immediately before the Effective Time. For a period of one year following the Effective Time, Dai-ichi and its Subsidiaries will cause the Surviving Corporation and its Subsidiaries to provide or cause to be provided to each employee of Protective and any Protective Subsidiary who remains in the employment of the Surviving Corporation and its Subsidiaries following the Effective Time, other than an employee who has entered into an employment continuation agreement with Protective (each, a “Continuing Employee”) (i) at least the same level of base salary or wages (as applicable) and target cash incentive bonus opportunities and commission opportunities as were made available to such Continuing Employee by Protective and its Subsidiaries in effect immediately prior to the date hereof (or as the same may hereafter have been modified in compliance with the applicable provisions of Section 6.01) and (ii) employee benefits (other than equity or equity-based benefits and other than cash incentive bonus and commission opportunities) that are, in the aggregate, at least as favorable to those provided as of the date hereof to such Continuing Employee by Protective and its Subsidiaries pursuant to the Benefit Plans. Notwithstanding any other provision of this Agreement to the contrary, Dai-ichi will cause the Surviving Corporation and its Subsidiaries to provide to each Continuing Employee whose employment is involuntarily terminated by the Surviving Corporation or its Subsidiary without cause during the one-year period following the Effective Time severance benefits at least equal to the severance benefits that would have been payable by Protective and its Subsidiaries in the ordinary course of business consistent with past practices but not in excess of one year (52 weeks) of base salary or wages, as applicable.

(b)           Except to the extent necessary to avoid the duplication of benefits, the Surviving Corporation will recognize the service of each Continuing Employee with Protective or the Protective Subsidiaries before the Effective Time as if such service had been performed with Dai-ichi or its Affiliates (i) for all purposes under the Benefit Plans maintained by the Surviving Corporation or its Affiliates after the Effective Time (to the extent such plans, programs or Contracts cover the Continuing Employee), (ii) for purposes of eligibility and vesting under any employee benefit plans and programs of the Surviving Corporation or its Affiliates other than the Benefit Plans (the “Surviving Corporation Plans”) in which the Continuing Employee participates after the Effective Time and (iii) for benefit accrual purposes under any Surviving Corporation Plan that is a vacation or severance plan in which the Continuing Employee participates after the Effective Time.

(c)           With respect to any welfare plan maintained by the Surviving Corporation or its Affiliates in which Continuing Employees are eligible to participate after the Effective Time, the Surviving Corporation and its Affiliates will use their reasonable best efforts to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the corresponding welfare plans maintained by Protective or its Affiliates prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid by such Continuing Employee prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(d)           This Agreement is not intended by the Parties to (i) constitute an amendment to any Benefit Plan, employee benefit plan, fund or program, (ii) obligate Dai-ichi, the Surviving Corporation or any of their Affiliates to maintain any particular compensation or benefit plan, program, policy or arrangement or (iii) create any obligation of the Parties with respect to any employee benefit plan of Dai-ichi, the Surviving Corporation or any of their Affiliates. Nothing contained in this Agreement, express or implied, is intended to confer upon any employee any benefits under any employee benefit plan, fund or program, including severance benefits or the right to employment or continued employment with Dai-ichi, the Surviving Corporation or any of their Affiliates for any period by reason of this Agreement.

SECTION 7.03.  Fees and Expenses.  Subject to Section 9.03, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the Party incurring such Expenses.

SECTION 7.04.  Directors’ and Officers’ Indemnification and Insurance.

(a)           From and after the Effective Time, Dai-ichi will cause the Surviving Corporation to (i) indemnify and hold harmless, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors, officers and employees of Protective and the Protective Subsidiaries (in all of their capacities) (the “Indemnified Persons”) (A) to the same extent such Indemnified Persons are indemnified or exculpated or have the right to advancement of expenses as of the date of this Agreement by Protective pursuant to Protective’s Constituent Documents and indemnification Contracts, if any, in existence on the date of this Agreement with the Indemnified Persons and (B) without limitation to clause (A), to the fullest extent permitted by Law, (ii) honor the provisions regarding elimination of liability of directors, indemnification of directors and officers and advancement of expenses contained in Protective’s Constituent Documents immediately prior to the Effective Time and (iii) maintain for a period of six years after the Effective Time policies of directors’ and officers’ liability insurance and fiduciary liability insurance (“D & O Insurance”) covering each person covered by Protective’s current D & O Insurance as of the Effective Time, providing for at least the same coverage and amounts as, and containing terms and conditions which are no less favorable to the insured than, such current D & O Insurance, with respect to claims arising from facts or events that occurred on or before the Effective Time, including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, in no event will the Surviving Corporation be required to expend for any one coverage year more than 300 percent of the current annual premium expended by Protective and the Protective Subsidiaries to maintain or procure such D & O Insurance immediately prior to the Effective Time (such amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. In lieu of the foregoing insurance coverage, Dai-ichi may cause the Surviving Corporation to purchase six-year prepaid “tail” insurance coverage, at a cost no greater than the six times the Maximum Annual Premium, that provides coverage not less favorable to the insured than the coverage described above. Notwithstanding the foregoing, Protective may in its sole discretion purchase, prior to the Effective Time, six-year prepaid “tail” insurance coverage, at a cost no greater than the six times the Maximum Annual Premium, that provides not less favorable to the insured than the coverage described above, and if Protective has obtained such prepaid “tail” policy prior to the Effective Time, Dai-ichi will cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the

Surviving Corporation, and Dai-ichi will have no further obligation to purchase or pay for insurance pursuant to this Section 7.04(a).

(b)           The rights of each Indemnified Person hereunder will be in addition to, and not in limitation of, any other rights such Indemnified Person may have under the Constituent Documents of Protective or any of the Protective Subsidiaries or the Surviving Corporation, any other indemnification Contract, the DGCL or otherwise.

(c)           The provisions of this Section 7.04 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Persons and his or her heirs. In the event that the Surviving Corporation or any of its respective successors or assigns consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger or transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of the Surviving Corporation will assume and comply with the obligations set forth in this Section 7.04.

(d)           The obligations of the Surviving Corporation under this Section 7.04 will not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the consent of such Indemnified Person, it being expressly agreed that the Indemnified Persons will be third party beneficiaries of this Section 7.04. Dai-ichi will honor, guaranty and stand as a surety for, and will cause the Surviving Corporation and its Subsidiaries and successors to honor and comply with, in accordance with their respective terms, each of the covenants contained in this Section 7.04 without limit as to time. Dai-ichi will pay all reasonable expenses that may be incurred by an Indemnified Person in enforcing the indemnity and other obligations provided in this Section 7.04.

SECTION 7.05.  Public Announcements.  Dai-ichi and Protective will develop a joint communications plan and each Party, from the date of this Agreement until the Effective Time or the date of the termination of this Agreement in accordance with Article IX, will (a) ensure that all press releases and other public statements or communications with respect to the transactions contemplated by this Agreement are consistent with such joint communications plan and (b) unless otherwise required by applicable Law or by obligations pursuant to the rules of the NYSE, the Tokyo Stock Exchange or any other applicable securities exchange, consult with each other before issuing any press release or, to the extent practicable, otherwise making any public statement or communication with respect to this Agreement or the transactions contemplated by this Agreement. In addition to the foregoing, from the date of this Agreement until the Effective Time or the date of the termination of this Agreement in accordance with Article IX, except to the extent disclosed in or consistent with the Proxy Statement in accordance with the provisions of Section 6.02, neither Dai-ichi nor Protective will issue any press release or otherwise make any public statement or disclosure concerning the other Party or the other Party’s business, financial condition or results of operations without the consent of the other Party, which consent will not be unreasonably withheld, delayed or conditioned.

SECTION 7.06.  Notice of Certain Events.  Each of Dai-ichi and Protective will promptly notify the other after receiving or becoming aware of (a) any notice or other communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from Dai-ichi or Protective, as the case may be) and (b) any Proceeding commenced or, to its knowledge, threatened against, relating to or otherwise involving Dai-ichi or any of the Dai-ichi Subsidiaries or Protective or any of the Protective Subsidiaries, as the case may be, that relates to the consummation of the transactions contemplated by this Agreement.

SECTION 7.07.  Control of Operations.  Without limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement will give either Party, directly or indirectly, the right to control, direct or influence the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

SECTION 7.08.  Certain Transfer Taxes.  Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by Protective or any the Protective Subsidiaries immediately prior to the Merger, if applicable and due with respect to the Merger, will be borne by the Surviving Corporation and expressly will not be a liability of stockholders of Dai-ichi or Protective.

ARTICLE VIII

CONDITIONS PRECEDENT

SECTION 8.01.  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each Party to effect the Merger are subject to the satisfaction or waiver (if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)           Protective must have obtained the Stockholder Approval;

(b)           the waiting period (and any extension thereof) applicable to the Merger under the HSR Act must have been terminated or expired;

(c)           all Approvals of Governmental Authorities in connection with the consummation of the Merger and the transactions contemplated by this Agreement that are set forth in Section 8.01(c) of the Dai-ichi Disclosure Letter must have been obtained and must be in full force and effect and all waiting periods required by applicable Law with respect thereto must have expired or been terminated, in each case without the imposition of a Burdensome Condition with respect to the Party seeking to invoke the condition set forth in this Section 8.01(c); and

(d)           no Laws must have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other Order, judgment, decision, opinion or decree must have been issued and remain in effect issued by a court or other Governmental Authority of competent jurisdiction, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger (collectively, “Restraints”); provided that, prior to asserting this condition, the Party asserting this condition must have used its reasonable best efforts in accordance with Section 7.01 (subject to the second sentence of Section 7.01(e)) to prevent the entry of any such Order, judgment, decisions, opinion or decree and to appeal as promptly as practicable any Order, judgment, decision, opinion or decree that may be entered.

SECTION 8.02.  Conditions to Obligations of Dai-ichi and Merger Sub.  The obligations of Dai-ichi and Merger Sub to effect the Merger are subject to the satisfaction, or waiver (if permissible under applicable Law) by Dai-ichi, on or prior to the Closing Date of the following additional conditions:

(a)           each of the representations and warranties of Protective set forth in this Agreement, in each case made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or “Material Adverse Effect,” must be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties are made as of another specified date prior to the date of this Agreement), except where the failure of such representations and warranties to be true and correct as so made would not, individually or in the aggregate, have a Material Adverse Effect; provided that notwithstanding the foregoing each of the representations and warranties of Protective set forth in (i) the first sentence of Section 4.03(b) must be true in correct as of the date of this Agreement, except for de minimis breaches not involving more than 10,000 shares of Common Stock, (ii) Section 4.04 (other than Section 4.04(b)),

Section 4.05 and Section 4.34 must be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date and (iii) Section 4.10(b) and Section 4.32(c) must be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b)           Protective must have performed or complied in all material respects with all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date; and

(c)           Dai-ichi must have received a certificate of a duly authorized officer of Protective to the effect that the conditions set forth in Section 8.02(a) and Section 8.02(b) have been satisfied.

SECTION 8.03.  Conditions to Obligations of Protective.  The obligations of Protective to effect the Merger are subject to the satisfaction of, or waiver (if permissible under applicable Law) by Protective, on or prior to the Closing Date of the following additional conditions:

(a)           each of the representations and warranties of Dai-ichi set forth in this Agreement, in each case made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or “material adverse effect,” must be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties are made as of another specified date prior to the date of this Agreement), except where the failure of such representations and warranties to be true and correct as so made would not prevent or materially impair or materially delay the ability of Dai-ichi or Merger Sub to consummate the Merger; provided that notwithstanding the foregoing, each of the representations and warranties of Dai-ichi and Merger Sub set forth in Section 5.03 and Section 5.09 must be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b)           each of Dai-ichi and Merger Sub must have performed or complied in all material respects with all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date; and

(c)           Protective must have received a certificate of duly authorized officer of Dai-ichi to the effect that the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied.

SECTION 8.04.  Frustration of Closing Conditions.  Neither Protective nor Dai-ichi may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s breach of any material provision of this Agreement or failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 7.01.

ARTICLE IX

TERMINATION

SECTION 9.01.  Termination.  This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval (except as otherwise expressly noted):

(a)           by mutual written consent of Dai-ichi and Protective;

(b)           by either Dai-ichi or Protective, if:

(i)            the Merger has not been consummated by February 28, 2015 (the “End Date”); provided that (A) the right to terminate this Agreement pursuant to this Section 9.01(b)(i) will not be available to any Party whose failure to perform in all material respects its obligations under this Agreement was the primary cause of the failure of the Merger to be consummated by the End Date and (B) if on such date any of the conditions precedent to the Closing set forth in Section 8.01(b) or Section 8.01(c) have not been satisfied but all other conditions precedent to the Closing have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, are capable of being satisfied on such date), then the End Date will automatically be extended to April 30, 2015;

(ii)           any Restraint having any of the effects set forth in Section 8.01(d) is in effect and has become final and non-appealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 9.01(b)(ii) must have complied in all material respects with its obligations under Section 7.01; or

(iii)          the Stockholder Approval is not obtained at the Stockholders Meeting or any adjournment or postponement thereof, in each case at which a vote on the adoption of the Merger Agreement was taken;

(c)           by Dai-ichi:

(i)            if Protective has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (A) is incapable of being cured by Protective prior to the End Date and (B) would result in a failure of any condition set forth in Section 8.02(a) or Section 8.02(b);

(ii)           prior to the Stockholders Meeting, if the Board of Directors of Protective has effected a Change in Recommendation within a period of fifteen Business Days immediately preceding the date of such termination; or

(iii)          prior to the Stockholders Meeting, if, following the receipt by Protective of an Acquisition Proposal (other than a tender offer), the Board of Directors of Protective has not publicly reaffirmed the Recommendation and fails to do so through a press release or similar means within five Business Days after the date Dai-ichi requests in writing that Protective so reaffirm the Recommendation, which request may be delivered by Dai-ichi only (A) once with respect to any Acquisition Proposal and (B) during the 30 day period immediately prior to the date on which the Stockholders Meeting is scheduled at the time of such request;

(d)           by Protective, if:

(i)            Dai-ichi or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (A) is incapable of being cured by Dai-ichi or Merger Sub prior to the End Date and (B) would result in a failure of any condition set forth in Section 8.03(a) or Section 8.03(b); or

(ii)           Protective effects a Change in Recommendation as a result of its receipt of a Superior Proposal when permitted to do so in accordance with Section 6.05(e) and Section 6.05(f) and Protective enters into a definitive written agreement providing for such Superior Proposal concurrently with or immediately following the termination of this Agreement; provided that the termination of this Agreement pursuant to this Section 9.01(d)(ii) will not be effective unless and until Protective has paid the Termination Fee to Dai-ichi in accordance with Section 9.03(a).

SECTION 9.02.  Effect of Termination.  In the event of any termination of this Agreement as provided in Section 9.01, written notice thereof will forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and the obligations of the Parties under this Agreement will terminate and there will be no liability on the part of any Party with respect thereto, except that the Confidentiality Agreement, the confidentiality provisions of Section 6.04 and the provisions of this Section 9.02, Section 9.03, Article I and Article X, will survive such termination and remain in full force and effect; provided that no Party will be relieved or released from any liability or damages arising from (a) any failure to consummate the Merger and the other transactions contemplated hereby if required to pursuant to this Agreement, (b) fraud or (c) an intentional and material breach of any provision of this Agreement prior to such termination, and in each case the aggrieved Party will be entitled to all rights and remedies available at Law or in equity (which the Parties acknowledge and agree will not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by Dai-ichi, or by Protective or Protective’s stockholders (taking into consideration relevant matters, including the total amount payable to such stockholders under this Agreement and the time value of money), which shall be deemed in such event to be damages of Protective). Without limiting the foregoing, Protective acknowledges and agrees that the payment of the Termination Fee and Expense Reimbursement pursuant to Section 9.03 will not preclude Dai-ichi, in the case of an intentional and material breach of this Agreement or fraud by Protective, from seeking additional damages from Protective on account of such intentional and material breach or fraud. For purposes of this Agreement, “intentional and material breach” means a material breach that is a consequence of an act (or failure to act) undertaken by the breaching party with the knowledge (actual or constructive) that the taking of (or the failure to take) such act would, or would be reasonably expected to, cause a breach of this Agreement.

SECTION 9.03.  Termination Fee and Expense Reimbursement.

(a)           Protective will pay to Dai-ichi, by wire transfer of immediately available funds, the amounts set forth in this Section 9.03(a) if this Agreement is terminated under the following circumstances (it being understood and agreed that in no event will Protective be required to pay the Termination Fee on more than one occasion):

(i)            if this Agreement is terminated pursuant to Section 9.01(c)(ii) or Section 9.01(c)(iii), then Protective will pay the Termination Fee by the second Business Day following the date of such termination (it being understood that Protective’s failure to reaffirm under such circumstances will not be deemed an intentional and material breach of this Agreement);

(ii)           if this Agreement is terminated (A) by either Party pursuant to Section 9.01(b)(i) without a vote of the stockholders of Protective contemplated by this Agreement at the Stockholders Meeting having occurred and, on the End Date, all of the conditions precedent to the Closing (other than the condition precedent set forth in Section 8.01(a)) have been satisfied (or in the case of conditions precedent that by their terms are to be satisfied at the Closing, are capable of being satisfied on the End Date) or (B) pursuant to Section 9.01(b)(iii) and, in any such case, an Acquisition Proposal has been publicly announced or has otherwise become publicly known, or any Person has publicly announced or communicated an intention, whether or not conditional, to make an Acquisition Proposal, at any time after the date of this Agreement and prior to the time of the taking of the vote of the stockholders of Protective at the Stockholders Meeting (or prior to the termination of this Agreement if there has been no Stockholders Meeting), and at such time such Acquisition Proposal or such intent has not been publicly withdrawn or repudiated by such Person, then

(A)          Protective will pay the Expense Reimbursement to Dai-ichi by wire transfer of immediately available funds within three Business Days after delivery by Dai-ichi to

Protective of a written statement setting forth the amount thereof and attaching applicable documentation; and

(B)          if, within 12 months after the date of such termination, Protective either consummates a transaction contemplated by any Acquisition Proposal (including any Acquisition Proposal made after the date of the termination of this Agreement), or enters into a definitive agreement to consummate a transaction contemplated by any Acquisition Proposal and Protective thereafter consummates such Acquisition Proposal (whether or not within such 12-month period), then Protective will pay the Termination Fee by the third Business Day following the date Protective consummates such transaction; provided that, for purposes of this Section 9.03(a)(ii)(B), all references to 15 percent including in the definition of the term “Acquisition Proposal” will be changed to 50 percent; and provided, further, that the amount of any Expense Reimbursement paid to Dai-ichi pursuant to the foregoing clause (A) will be credited against and will reduce the Termination Fee payable pursuant to this Section 9.03(a)(ii)(B); or

(iii)          if this Agreement is terminated pursuant to Section 9.01(d)(ii), then Protective will pay the Termination Fee on the date, and as a condition to the effectiveness, of such termination.

(b)           Protective acknowledges and agrees that the agreements contained in this Section 9.03 are an integral part of the transaction contemplated by this Agreement and that, without these agreements, Dai-ichi would not enter into this Agreement. Accordingly, if Protective fails promptly to pay any amounts due under this Section 9.03 and, in order to obtain such payment, Dai-ichi commences any Proceeding that results in a judgment against Protective for such amounts, Protective will pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the prime rate of the Bank of New York Mellon Corporation in effect on the date such payment was due, together with the costs and expenses (including reasonable legal fees and expenses) incurred by Dai-ichi in connection with such Proceeding.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01.  Non-Survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for those covenants and agreements contained in this Agreement and such other instruments that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article X.

SECTION 10.02.  Notices.  All notices and other communications in connection with this Agreement will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally or by facsimile, upon confirmation of receipt or (b) on the third Business Day following the date of dispatch if delivered by a recognized express courier service. All notices in connection with this Agreement will be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to Dai-ichi or Merger Sub, to:

Dai-ichi Life International (U.S.A.), Inc.

1133 Avenue of the Americas, 28th Floor

New York, New York 10036

United States of America

Facsimile: (212) 354-1866

Attention: Sugio Suzuki, President

with a copy (which will not constitute notice) to:

Baker & McKenzie (Gaikokuho Joint Enterprise)

Ark Hills Sengokuyama Mori Tower, 28th Floor

1-9-10, Roppongi, Minato-ku

Tokyo 106-0032

Japan

Facsimile: +81 3 5549 7736

Attention: Jiro Toyokawa

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

United States of America

Facsimile: (312) 861-2899

Attention: Craig A. Roeder

Jakub J. Teply

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

United States of America

Facsimile: (212) 728-8111

Attention: Alexander M. Dye

If to Protective, to:

Protective Life Corporation

2801 Highway 280 South

Birmingham, Alabama 35223

United States of America

Facsimile: (205) 268-3597

Attention: General Counsel

with a copy (which will not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

United States of America

Facsimile: (212) 909-6836

Attention: Nicholas F. Potter

Jeffrey J. Rosen

SECTION 10.03.  Entire Agreement; Third Party Beneficiaries.  This Agreement (including the Exhibits, Schedules and the Parties’ disclosure letters) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to their subject matter. This Agreement will be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or will confer upon any Person not a party to this Agreement any rights, benefits or remedies of any nature whatsoever, other than (a) Section 7.04, which is intended to be for the benefit of the Indemnified Persons and their heirs and assigns covered thereby and may be enforced by such Indemnified Persons and their heirs and assigns and (b) Article II, which is intended to be for the benefit of holders of shares of Common Stock and Equity Rights with respect to the right of such holders to receive, as applicable, the Merger Consideration and the consideration set forth in

Section 2.07. Dai-ichi’s obligations under the Confidentiality Agreement will terminate as of the Closing.

SECTION 10.04.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 10.05.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent will be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

SECTION 10.06.  Amendment.  This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Protective, but after such approval, no amendment will be made which by Law or in accordance with the rules of the NYSE requires further approval by such stockholders without such further approval. Notwithstanding the preceding sentence, no amendment will be made to this Agreement after the Effective Time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

SECTION 10.07.  Extension; Waiver.  At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may to the extent legally permitted (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (c) waive compliance with any of the agreements or conditions contained in this Agreement. No extension or waiver will be made which by Law or in accordance with the rules of the NYSE requires further approval by the stockholders of Protective without such further approval. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of those rights.

SECTION 10.08.  Governing Law and Venue: Waiver of Jury Trial.

(a)           THIS AGREEMENT WILL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS WILL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE SUBSTANTIVE AND PROCEDURAL LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ITS RULES OF CONFLICTS OF LAW. The Parties irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware with respect to all matters arising out of or relating to this Agreement the interpretation and enforcement of the provisions of this Agreement, and of the documents referred to in this Agreement, and in respect of the transactions contemplated by this Agreement, and waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties agree that all claims with respect to such action or proceeding will be heard and determined exclusively in such a Delaware state or federal court. The Parties consent to and grant any such court jurisdiction over the person of such Parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.02 or in such other manner as may be permitted by Law will be valid and sufficient service. Without limiting the foregoing, Dai-ichi irrevocably appoints The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801 as its agent for service of process for purposes of any Proceeding in connection with this Agreement and the transactions contemplated hereby.

(b)           EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY ACKNOWLEDGES AND AGREES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER. EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS Section 10.08(b).

SECTION 10.09.  Enforcement.  The Parties acknowledge and agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in any court referred to in Section 10.08, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for such breach.

SECTION 10.10.  Counterparts; Effectiveness.  This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which will constitute one and the same instrument. This Agreement will become effective when each Party has received counterparts signed and delivered (by facsimile, electronic mail or otherwise) by the other Parties.

[Signature page follows.]

IN WITNESS WHEREOF, Dai-ichi, Merger Sub and Protective have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

THE DAI-ICHI LIFE INSURANCE COMPANY, LIMITED

By:	/s/ SHIGEO TSUYUKI
	Name:	Shigeo Tsuyuki
	Title:	Representative Director, Deputy President

DL INVESTMENT (DELAWARE), INC.

By:	/s/ SUGIO SUZUKI
	Name:	Sugio Suzuki
	Title:	President

PROTECTIVE LIFE CORPORATION

By:	/s/ JOHN D. JOHNS
	Name:	John D. Johns
	Title:	Chairman of the Board, President and Chief Executive Officer

[Signature Page to Merger Agreement]

EXHIBIT A

CERTIFICATE OF INCORPORATION

OF

PROTECTIVE LIFE CORPORATION

ARTICLE 1

The name of the corporation is: Protective Life Corporation

ARTICLE 2

The address of the corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE 3

The purpose of the corporation is to engage in any part of the world in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE 4

The total number of shares of stock which the corporation shall have authority to issue is 5,000, all of which shall be common stock, and the par value of each such share shall be $0.01.

ARTICLE 5

In furtherance and not in limitation of the powers conferred by statute, the board of directors shall have the power, both before and after receipt of any payment for any of the corporation’s capital stock, to adopt, amend, repeal or otherwise alter the bylaws of the corporation; provided, however, that the grant of such power to the board of directors shall not divest the stockholders of or limit their power to adopt, amend, repeal or otherwise alter the bylaws of the corporation.

ARTICLE 6

Meetings of stockholders may be held within or outside the State of Delaware, as the bylaws of the corporation may provide. The books of the corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation. Elections of directors need not be by written ballot unless the bylaws of the corporation so provide.

ARTICLE 7

A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of the State of Delaware or (d) for any transaction from which the director derived an improper personal benefit.

ARTICLE 8

(a)           Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, against all expense, liability, and loss (including attorneys’ fees, judgments, fines, ERISA, excise taxes, or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Article 8, Section (b) hereof, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors. The right to indemnification conferred in this Article 8 shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article 8 or otherwise. The corporation may, by action of its board of directors, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(b)           If a claim under Article 8, Section (a) is not paid in full by the corporation within thirty days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law of the State of Delaware for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standards of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the corporation (including its board of directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standards of conduct.

(c)           The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article 8 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

(d)           The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the corporation or another corporation, partnership, joint venture, trust, or other enterprise against any such expense, liability, or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability, or loss under the General Corporation Law of the State of Delaware.

ARTICLE 9

Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

ARTICLE 10

The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed by applicable law, and all rights and powers conferred upon stockholders herein are granted subject to this reservation.

*	*	*

EXHIBIT B

BYLAWS

OF

Protective Life Corporation

(a Delaware corporation)

ARTICLE 1

OFFICES

1.1          REGISTERED OFFICE

The corporation shall maintain a registered office and registered agent in the state of Delaware. The registered office and/or registered agent of the corporation may be changed from time to time by action of the board of directors.

1.2          OTHER OFFICES

The corporation may also have offices at such other places both within or outside the state of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE 2

MEETINGS OF STOCKHOLDERS

2.1          ANNUAL MEETING; ELECTION OF DIRECTORS

(a)           An annual meeting of the stockholders shall be held for the election of directors on a date and at a time and place designated by the board of directors. Any other proper business may also be transacted at the annual meeting.

(b)           The stockholders may elect the board of directors by written consent in lieu of the annual meeting. If the consent is less than unanimous, it will constitute a consent in lieu of the annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of the consent were (i) vacant at the effective time and (ii) filled by action of the consent.

(c)           If the annual meeting is not held on the date designated for it or if the board of directors has not been elected by written consent in lieu of an annual meeting, the standing directors shall cause the meeting to be held as soon as is convenient.

2.2          SPECIAL MEETINGS

Except as otherwise required by law, special meetings of the stockholders for any purpose may be called and the location of the meeting designated by the board of directors, the chairman of the board, or the president. Holders of shares entitled to cast not less than one-third of the votes entitled to be cast at the meeting may also call a special meeting by written request. The written request must state the purposes of the meeting and must be delivered to the chairman of the board or the president. The chairman of the board or the president, as the case may be, shall fix a date, time and place for the meeting as promptly as practicable following receipt of the written request.

2.3          REMOTE COMMUNICATION

The board of directors may, in its sole discretion, determine that a stockholders meeting shall not be held at any place, but may instead be held solely by means of remote communication. Further, the board of directors may, in its sole discretion, authorize stockholders and proxyholders not physically present at a meeting of stockholders to, by means of remote communication and subject to such guidelines and procedures as the board of directors may adopt: (a) participate in a meeting of stockholders and (b) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication. If the board of directors authorizes a meeting solely by remote communication or authorizes presence, participation and voting at a meeting by means of remote communication, the corporation must (i) implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) maintain a record of any vote or other action taken at the meeting by means of remote communication by any stockholder or proxyholder.

2.4          NOTICE OF MEETINGS

Except as provided in Section 230 of the General Corporation Law of the State of Delaware (the “Delaware GCL”), written or printed notice of each annual or special meeting of the stockholders shall be given to each stockholder entitled to vote at the meeting. The notice (a) shall state the place, if any, date, time, means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, (b) shall be given not less than 10 days nor more than 60 days before the date of the meeting, and (c) shall be given in a manner provided by and subject to Article 9 of these bylaws.

2.5          STOCKHOLDERS LIST

At least ten days before every meeting of stockholders, the officer having charge of the stock ledger shall prepare a complete list of the stockholders entitled to vote at the meeting. The list must be arranged in alphabetical order and show the address of each such stockholder and the number of shares registered in the name of the stockholder. Electronic mail addresses or other electronic contact information need not be included on the list. The list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to the list is provided with the notice of the meeting or (b) during ordinary business hours, at the principal place of business of the corporation. In the event the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the place of the meeting during the whole time of the meeting, and may be inspected by any stockholder present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.6          QUORUM

The holders of a majority of the outstanding shares of capital stock entitled to vote, present in person or represented by proxy, shall be requisite for, and shall constitute, a quorum at all meetings of the stockholders of the corporation for the transaction of business, except as otherwise required by law, the certificate of incorporation or these bylaws. If, however, a separate vote by class or series is required with respect to any matter, the holders of a majority of the shares of such class or series, as the case may be, shall constitute a quorum (as to such class or series) with respect to the matter. If a quorum is not present or represented at any meeting of the stockholders, the stockholders entitled to vote at the meeting present in person or represented by proxy shall have power to adjourn the meeting from time to time until a quorum is present or represented.

2.7          ADJOURNED MEETINGS

When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if its time and place, if any, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at the adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8          VOTE REQUIRED

Except as otherwise required by law, the certificate of incorporation, or these bylaws, when a quorum is present at a meeting: (a) the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote on the subject matter shall be the act of the stockholders; and (b) where a separate vote by class or series is required, the affirmative vote of the majority of shares of such class or series present in person or represented by proxy shall be the act of such class or series.

2.9          PROXIES

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy. No proxy may be voted or acted upon after three years from its date, unless the proxy provides for a longer period. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the secretary or a person designated by the secretary. No shares may be represented or voted under a proxy that has been found to be invalid or irregular.

Without limiting the manner in which a stockholder may authorize a proxy, the following shall constitute valid means of doing so:

(a)           A stockholder may execute a writing authorizing another person to act for the stockholder as proxy. Either the stockholder or the stockholder’s authorized officer, director, employee or agent may sign the writing. Alternatively, such person may cause his or her signature to be affixed to the writing by any reasonable means, including facsimile signature.

(b)           A stockholder may authorize another person to act for the stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission. Any such transmission must either set forth or be submitted with information from which it can be determined that the stockholder authorized the transmission. If it is determined that the transmission is valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

Any copy, facsimile telecommunication or other reliable reproduction of such writing or transmission may be substituted or used in lieu of the original writing or transmission for all purposes for which the original writing or transmission could be used, provided that the reproduction is a complete reproduction of the entire original writing or transmission.

2.10        VOTING OF CERTAIN SHARES

With respect to shares entitled to vote:

(a)           Shares standing in the name of another corporation or other entity, domestic or foreign, may be voted by such officer, agent, or proxy as the (i) bylaws or other governing document of such corporation or entity may prescribe or, (ii) in the absence of such provision, as the board of directors or other governing body of such corporation or entity may determine.

(b)           Shares held in a fiduciary capacity may be voted by the fiduciary.

(c)           Shares standing in the name of a trustee, receiver or pledgee may be voted by such trustee, receiver or pledgee either in person or by proxy as provided by statute.

If the shares stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the secretary of the corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing such persons or creating the relationship, their acts with respect to voting shall have the following effect:

if only one votes, the voter’s act binds all;

(d)           if more than one vote, the act of the majority so voting binds all;

(e)           if more than one vote, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionately unless otherwise ordered by a court having jurisdiction.

If the instrument so filed shows that any such tenancy is held in unequal interests, a majority or even split shall be a majority or even split in interest.

2.11        ACTION BY WRITTEN CONSENT OR ELECTRONIC TRANSMISSION

(a)           Unless otherwise restricted by the certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken by written consent without a meeting, without prior notice and without a vote, as follows:

(i)            The holders of outstanding capital stock of the corporation having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted must sign and date the written consent setting forth the action so taken. Consents may be executed in counterparts.

(ii)           The consent(s) must be delivered to the corporation’s registered office in Delaware, to its principal place of business, or to an officer or agent of the corporation having custody of the book(s) in which proceedings of meetings of the stockholders are recorded. Delivery made to the registered office must be by hand or by certified or registered mail, return receipt requested, and will be deemed delivered upon actual receipt by the registered office.

(b)           All consents properly delivered in accordance with this section shall be deemed to be recorded when so delivered. No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the corporation as required by this section, written consents signed by the holders of a sufficient number of shares to take such corporate action are so recorded.

(c)           A stockholder or proxyholder may consent to action by means of a telegram, cablegram or other electronic transmission. The stockholder, the proxyholder or a person or persons authorized to act for the stockholder or proxyholder must transmit the consent. The consent shall be deemed to be written, signed and dated if the transmission sets forth or is delivered with information from which the corporation can determine (i) that the transmission was transmitted by the stockholder, proxyholder or authorized person(s), and (ii) the date on which it was transmitted. The date on which the transmission is transmitted shall be deemed to be the date on which the consent was signed. No consent given by electronic transmission shall be deemed to have been delivered until it is reproduced in a paper form and delivered in accordance with Section 2.11(a), provided, however, that it may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by the board of directors.

(d)           Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for all purposes for which the original writing could be used, provided that the reproduction is of the entire original writing.

(e)           Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the corporation as provided above.

2.12        TREASURY STOCK

Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by such corporation, shall not be entitled to vote nor counted for quorum purposes. Notwithstanding the foregoing, the corporation may vote shares of its own stock that it holds in a fiduciary capacity.

ARTICLE 3

DIRECTORS

3.1          NUMBER, ELECTION AND TERM OF OFFICE

The board of directors shall consist of not less than one nor more than ten members, which number shall be fixed from time to time by action of the board of directors or the stockholders. The initial board of directors shall consist of                directors. Except as provided in Sections 3.3 and 3.4, the directors shall be elected at the annual meeting of stockholders. Elections of directors need not be by written ballot unless the board of directors votes to require a written ballot. If the election is to be by written ballot, then, if the board of directors authorizes it, a ballot submitted by electronic transmission may satisfy the requirement of a written ballot. Any such electronic transmission must either set forth or be submitted with information from which the corporation can determine that it was authorized by the stockholder or proxyholder. The directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors. Each director shall hold office until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal as hereinafter provided.

3.2          MANAGEMENT OF AFFAIRS OF CORPORATION

The property and business of the corporation shall be managed by or under the direction of its board of directors. The board of directors may exercise all such powers of the corporation and do all such lawful acts and things as are not reserved exclusively to the stockholders by law, the certificate of incorporation or these bylaws.

3.3          RESIGNATIONS AND VACANCIES

Any director may resign at any time by giving notice to the board of directors, the chairman of the board or the president in writing or by electronic transmission. Any such resignation shall take effect on the date of the receipt of the notice or at any later time specified in the notice. Acceptance of the resignation shall not be necessary to make it effective. If, at any time other than the annual meeting of the stockholders, any vacancy occurs in the board of directors or any new directorship is created by an increase in the authorized number of directors, a majority of the directors then in office (even if less than a quorum) may choose a successor or fill the newly created directorship. Unless removed sooner, the director so chosen shall hold office until the next annual election of directors by the stockholders and until such director’s successor is duly elected and qualified. Whenever the certificate of incorporation entitles holders of any class or series of stock to elect one or more directors, vacancies and newly created directorships of such class or series may be filled by a majority of the directors elected by such class or series then in office, or by a sole remaining director so elected.

3.4          REMOVAL AND VACANCIES

Any director or the entire board of directors may be removed by the holders of a majority of the shares then entitled to vote at an election of directors except as follows: (a) if the stockholders are entitled to exercise cumulative voting rights, then no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, and (b) if there are classes of directors, then the stockholders may effect such removal only for cause. The successor to any director so removed may be elected at the meeting at which the removal was effectuated. The remaining directors may fill any remaining vacancies created by the removal. Whenever the holders of any class or series are entitled to elect one or more directors by the provisions of the certificate of incorporation, the provisions of this section shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

3.5          ANNUAL AND REGULAR MEETINGS

The annual meeting of the board of directors shall be held, without other notice than this bylaw, immediately after, and at the same place as, the annual meeting of the stockholders. Regular meetings of the board of directors, other than the annual meeting, may be held at such time and at such place as the board may from time to time fix by resolution and no notice (other than the resolution) need be given as to any regular meeting.

3.6          SPECIAL MEETINGS

Special meetings of the board of directors may be called by the chairman of the board or the president and shall be called by the secretary at the request of any director, to be held at such time and place, either within or outside Delaware, as shall be designated by the call and specified in the notice of such meeting.

3.7          NOTICE OF MEETINGS

Notice of special meetings of the board of directors shall be provided to each director pursuant to Article 9 of these bylaws. If such notice is mailed, it shall be deposited in the United States mail, postage prepaid, at least three days before such meeting. If such notice is given by overnight courier, it shall be given to the overnight courier service for delivery at least two days before such meeting. If such notice is given personally or by electronic transmission, it shall be delivered or transmitted at least 24 hours before the time of the meeting. Except as otherwise provided by law or these bylaws, meetings may be held at any time without notice if all of the directors are present or if, at any time before or after the meeting, those not present waive notice of the meeting in writing.

3.8          QUORUM REQUIRED, VOTE AND ADJOURNMENT

Except as otherwise provided by law or these bylaws: (a) at each meeting of the board of directors, the presence of not less than a majority of the whole board shall be necessary and sufficient to constitute a quorum for the transaction of business; and (b) the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors. If a quorum is not present at any meeting of directors, the directors present may adjourn the meeting, without notice other than announcement at the meeting, until a quorum is present.

3.9          COMMUNICATIONS EQUIPMENT

Unless otherwise restricted by the certificate of incorporation, any member of the board of directors or of any committee designated by the board may participate in a meeting of the directors or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by means of such equipment shall constitute presence in person at such meeting.

3.10        PRESUMPTION OF ASSENT

Unless applicable law provides otherwise, a director of the corporation who is present at a meeting of the board of directors at which action is taken on any corporate matter shall be presumed to have assented to the action taken unless: (a) the director’s dissent is entered in the minutes of the meeting; or (b) the director files a written dissent to the action with the person acting as secretary of the meeting before the adjournment thereof or forwards the dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of any action.

3.11        ACTION BY WRITTEN CONSENT

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting, if all members of the board or of such committee, as the case may be, consent to the action in writing or by electronic transmission, and the writing or electronic transmission is filed with the minutes of proceedings of the board or committee. The filing shall be in paper form if the minutes are maintained in paper form and in electronic form if the minutes are maintained in electronic form.

3.12        EXECUTIVE COMMITTEE

The board of directors may designate one or more directors of the corporation to constitute an executive committee, which, to the extent provided in the resolution and except as otherwise provided by law, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation.

3.13        OTHER COMMITTEES

The board of directors may designate other committees consisting of one or more directors. Each member of a committee shall serve for such term and the committee shall have and may exercise such duties, functions and powers as these bylaws and the board of directors may provide, except as otherwise restricted by law.

3.14        ALTERNATES

The board of directors may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the members present at any meeting and not disqualified from voting, whether or not such members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in place of the absent or disqualified member.

3.15        QUORUM AND MANNER OF ACTING—COMMITTEES

The presence of a majority of members of any committee shall constitute a quorum for the transaction of business at any meeting of such committee, and the act of a majority of those present shall be necessary for the taking of any action at the meeting.

3.16        COMMITTEE CHAIRMAN, BOOKS AND RECORDS, ETC.

The chairman of each committee shall be selected by the board of directors from among the members of the committee. Each committee shall fix its own rules of procedure not inconsistent with these bylaws or the resolution of the board of directors designating the committee. Each committee shall meet at such times and places and upon such call or notice as shall be provided by such rules. Each committee shall keep a record of its actions and proceedings and shall report on them to the board of directors at the board’s next meeting.

3.17        FEES AND COMPENSATION OF DIRECTORS

Directors shall not receive any stated salary for their services as such, but by resolution of the board of directors a fixed fee, with or without expenses of attendance, may be allowed for attendance at each regular or special meeting of the board. Members of the board shall be allowed their reasonable traveling expenses when actually engaged in the business of the corporation. Members of any committee may be allowed like fees and expenses for attending committee meetings. Nothing in these bylaws shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.18        RELIANCE UPON RECORDS

Every director of the corporation, or member of any committee designated by the board of directors, shall, in the performance of such director’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

3.19        DIVIDENDS AND RESERVES

Except as otherwise provided by law or the certificate of incorporation, the board of directors may declare dividends upon stock of the corporation at any regular or special meeting. Dividends may be paid in cash, in property, in shares of stock or otherwise in the form, and to the extent, permitted by law. The board of directors may set apart, out of any funds of the corporation available for dividends, a reserve or reserves for working capital or for any other lawful purpose, and also may abolish any such reserve in the manner in which it was created.

ARTICLE 4

OFFICERS

4.1          OFFICERS AND OFFICIAL POSITIONS

The officers of the corporation shall consist of a president and a secretary, and may consist of a chairman of the board, a chief financial officer, a treasurer, one or more vice presidents, and such assistant secretaries, assistant treasurers, and other officers as the board of directors shall determine. The same person may hold any two or more offices. The board of directors may choose not to fill any office for any period as it may deem advisable. None of the officers need be a director, a stockholder of the corporation or a resident of Delaware. The board of directors may from time to time establish, and abolish, official positions within the divisions into which the business and operations of the corporation are divided, pursuant to Article 5 of these bylaws, and assign titles and duties to such positions. Those appointed to official positions within divisions may, but need not, be officers of the corporation. The board of directors shall appoint persons to official positions within a division and may with or without cause remove from such a position any person appointed to it. In any event, the authority incident to an official position within a division shall be limited to acts and transactions within the scope of the business and operations of such division.

4.2          ELECTION AND TERM OF OFFICE

The board of directors shall elect the officers of the corporation at its annual meeting. If the election of officers is not held at such meeting, the election shall be held at a regular or special meeting of the board of directors as soon thereafter as may be convenient. Each officer shall hold office until such officer’s successor is elected and qualified or until such officer’s death, resignation or removal.

4.3          REMOVAL

The board of directors may remove an officer at any time, either with or without cause; but such removal shall be without prejudice to the contract rights, if any, of the officer.

4.4          VACANCIES

The board of directors may fill a vacancy in any office for the unexpired portion of the term.

4.5          CHAIRMAN OF THE BOARD

The chairman of the board, if a chairman of the board has been elected and is serving, shall preside at all meetings of the stockholders and the board of directors. The chairman of the board shall perform such other duties and have such other powers as the board of directors may from time to time assign to him or her. The chairman may sign with the secretary or an assistant secretary, or the treasurer or an assistant treasurer, certificates for shares of stock of the corporation the board of directors has authorized for issuance.

4.6          PRESIDENT

The president shall be the chief executive officer of the corporation and, in the absence of the chairman of the board, shall preside at all meetings of the stockholders, the board of directors or any committee of the board of which the president is a member. The president shall have the overall supervision of the business of the corporation and shall direct the affairs and policies of the corporation, subject to such policies and directions as the board of directors may provide. The president shall have authority to designate the duties and powers of other officers and delegate special powers and duties to specified officers, so long as such designation is not inconsistent with applicable law, these bylaws or action of the board of directors. The president shall also have power to execute, and shall execute, deeds, mortgages, bonds, contracts and other instruments of the corporation except where required or permitted by law to be otherwise executed and except where the board of directors or president expressly delegates the execution to some other officer or agent of the corporation. The president may sign with the secretary or an assistant secretary, or the treasurer or an assistant treasurer, certificates for shares of stock of the corporation the board of directors has authorized for issuance. The president shall vote, or give a proxy, power of attorney or other delegation of authority to any other person to vote, all equity interests of any other entity standing in the name of the corporation. The president in general shall have all other powers and shall perform all other duties incident to the chief executive office of a corporation or as the board of directors may from time to time assign to the president.

4.7          VICE PRESIDENTS

In the absence of the president, at the president’s request or in the event of the president’s inability or refusal to act, the vice presidents in order of their rank as fixed by the board of directors or, if not ranked, the vice president designated by the board of directors or the president shall perform all duties of the president, including the duties of the chairman of the board if and as assumed by the president, and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties, not inconsistent with applicable laws, these bylaws, or action of the board of directors, as the board of directors or the president may from time to time assign to them. Any vice president may sign, with the secretary or an assistant secretary, or the treasurer or an assistant treasurer, certificates for shares of stock of the corporation the board of directors has authorized for issuance.

4.8          SECRETARY

The secretary shall: (a) keep the minutes of the meetings of the stockholders, the board of directors and committees of directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) have charge of the corporate records and of the seal of the corporation; (d) keep a register of the post office address of each stockholder, director and committee member which shall from time to time be furnished to the secretary by such stockholder, director or member; (e) sign with the chairman of the board, the president or a vice president, certificates for shares of stock of the corporation the board of directors has authorized for issuance; (f) have general charge of the stock transfer books of the corporation; and (g) in general, perform all duties incident to the office of secretary and such other duties as the board of directors, the chairman of the board, or president may from time to time assign to the secretary. The secretary may delegate such details of the performance of duties of the secretary’s office as may be appropriate in the exercise of reasonable care to one or more persons in his or her stead, but shall not thereby be relieved of responsibility for the performance of such duties.

4.9          TREASURER

The treasurer shall: (a) be responsible to the board of directors for the receipt, custody and disbursement of all funds and securities of the corporation; (b) receive and give receipts for monies due and payable to the corporation from any source and deposit all such monies in the name of the corporation in such banks, trust companies or other depositories as shall from time to time be selected in accordance with these bylaws; (c) disburse the funds of the corporation as ordered by the board of directors or the president or as otherwise required in the conduct of the business of the corporation; (d) render to the president or the board of directors, upon request, an account of all his or her transactions as treasurer and on the financial condition of the corporation; and (e) in general, perform all duties incident to the office of treasurer and such other duties as the board of directors, the chairman of the board, or the president may from time to time may assign to the treasurer. The treasurer may delegate such details of the performance of duties of such office as may be appropriate in the exercise of reasonable care to one or more persons in his or her stead, but shall not thereby be relieved of responsibility for the performance of such duties. If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his or her duties in such sum, and with such surety or sureties, as the board of directors shall determine.

4.10        ASSISTANT TREASURERS AND ASSISTANT SECRETARIES

The assistant treasurers and assistant secretaries shall perform all functions and duties which the secretary or treasurer, as the case may be, may assign or delegate; but such assignment or delegation shall not relieve the principal officer from the responsibilities and liabilities of his or her office. In addition, an assistant secretary or an assistant treasurer may sign with the chairman of the board, the president, or a vice president, certificates for shares of stock the board of directors has authorized for issuance; and the assistant secretaries and assistant treasurers shall, in general, perform such duties as the secretary or the treasurer, respectively, or the president or board of directors may from time to time assign to them. The assistant treasurers shall, if required by the board of directors, give bonds for the faithful discharge of their duties in such sums, and with such surety or sureties, as the board of directors shall determine.

4.11        SALARIES

The salaries of the officers shall be fixed from time to time by the board of directors, by such officer as it shall designate for such purpose or as it shall otherwise direct. No officer shall be prevented from receiving a salary or other compensation by reason of the fact that the officer is also a director of the corporation.

ARTICLE 5

DIVISIONS

5.1          DIVISIONS OF THE CORPORATION

The board of directors shall have the power to create and establish such operating divisions of the corporation as it may from time to time deem advisable.

5.2          OFFICIAL POSITIONS WITHIN A DIVISION

The chairman of the board or the president may appoint individuals to, and may, with or without cause, remove them from, official positions established within a division but not filled by the board of directors. The individuals appointed need not be officers of the corporation. Neither the chairman of the board nor the president may remove any individual appointed by the board of directors.

ARTICLE 6

CONTRACTS, LOANS, CHECKS AND DEPOSITS

6.1          CONTRACTS AND OTHER INSTRUMENTS

The board of directors may authorize any officer(s), agent(s) or employee(s) to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, or of any division thereof, subject to applicable law. Such authority may be general or confined to specific instances.

6.2          LOANS

No loans shall be contracted on behalf of the corporation, or any division thereof, and no evidence of indebtedness, other than in the ordinary course of business, shall be issued in the name of the corporation, or any division thereof, unless authorized by the board of directors. Such authorization may be general or confined to specific instances.

6.3          CHECKS, DRAFTS, ETC.

All checks, demands, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, or any division thereof, outside of the ordinary course of business shall be signed by such officers or agents of the corporation, and in such manner, as the board of directors may from time to time authorize.

6.4          DEPOSITS

All funds of the corporation, or any division thereof, not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the board of directors may select.

ARTICLE 7

CERTIFICATES OF STOCK AND THEIR TRANSFER

7.1          CERTIFICATES OF STOCK

The certificates of stock of the corporation shall be in a form approved by the board of directors, shall be numbered and shall be entered in the books of the corporation as they are issued. They shall exhibit the holder’s name and number of shares and shall be signed by the chairman of the board, the president or a vice president and by the treasurer or an assistant treasurer or the secretary or an assistant secretary. If any stock certificate is signed (a) by a transfer agent or an assistant transfer agent or (b) by a transfer clerk acting on behalf of the corporation and a registrar, the signature of any officer of the corporation may be facsimile. In case any officer whose facsimile signature has thus been used on any such certificate shall cease to be such officer before the certificate has been issued, the certificate may nevertheless be issued with the same effect as if he or she were such officer at the date of issue. All certificates properly surrendered to the corporation for transfer shall be cancelled and, except as set forth in Section 7.2 below, no new certificate shall be issued to evidence transferred shares until the former certificate for at least a like number of shares has been surrendered and cancelled and the corporation reimbursed for any applicable taxes on the transfer.

7.2          LOST, STOLEN OR DESTROYED CERTIFICATES

The corporation may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the corporation alleged to have been lost, stolen or destroyed, and may also require the owner of the lost, stolen or destroyed certificate, or the owner’s legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against the corporation on account of the alleged loss, theft or destruction of such certificate or the issuance of a new certificate or uncertificated shares.

7.3          TRANSFERS OF STOCK

Transfers of shares of stock shall be made only on the books of the corporation by the registered holder thereof or by its attorney or successor duly authorized as evidenced by documents filed with the secretary or transfer agent of the corporation. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and in compliance with any restrictions on transfer of which the corporation has notice applicable to the certificate or shares represented thereby, the corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. The board of directors may adopt such additional rules and regulations as it deems advisable concerning the transfer and registration of certificates of stock of the corporation.

7.4          RESTRICTIONS ON TRANSFER

Any stockholder may enter into an agreement with other stockholders or with the corporation providing for any reasonable restriction on the right of such stockholder to transfer shares of stock of the corporation held by such stockholder. If such restriction is set forth conspicuously on the certificates representing the shares or, in the case of uncertificated shares, is contained in a notice sent pursuant to Section 151(f) of the Delaware GCL, the corporation or the transfer agent shall not be required to transfer such shares upon the books of the corporation without receipt of satisfactory evidence of compliance with the terms of such restriction.

7.5          FIXING RECORD DATE

(a)           In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

(b)           In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. If no record date has been fixed by the board of directors and prior action by the board of directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day the board of directors adopts the resolution taking such prior action.

(c)           In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

7.6          STOCKHOLDERS OF RECORD

The corporation shall be entitled to treat the holder of record of any shares of stock as the holder in fact of such shares. Accordingly, the corporation shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it has express or other notice thereof, except as otherwise provided by Delaware law.

ARTICLE 8

INDEMNIFICATION

8.1          IN GENERAL

(a)           Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware GCL, against all expense, liability, and loss (including attorneys’ fees, judgments, fines, ERISA, excise taxes, or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 8.1(b) hereof, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors. The right to indemnification conferred in this Article 8 shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware GCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article 8 or otherwise. The corporation may, by action of its board of directors, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(b)           If a claim under Section 8.1(a) is not paid in full by the corporation within thirty days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware GCL for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standards of conduct set forth in the Delaware GCL, nor an actual determination by the corporation (including its board of directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standards of conduct.

(c)           The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article 8 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

8.2          INSURANCE

The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the corporation or another corporation, partnership, joint venture, trust, or other enterprise against any such expense, liability, or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability, or loss under the Delaware GCL.

ARTICLE 9

NOTICE

9.1          MANNER OF NOTICE

Whenever under law, the certificate of incorporation or these bylaws notice is required to be given to any stockholder, director or member of any committee of the board of directors, it shall not be construed to require personal delivery. Such notice also may be given in writing by depositing it in the United States mail (postage prepaid), by express overnight courier, or by facsimile or other electronic transmission. For purposes of these bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by the recipient through an automated process.

9.2          NOTICE TO STOCKHOLDERS BY ELECTRONIC TRANSMISSION

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the corporation shall be effective if given by a form of electronic transmission consented to by the stockholder to whom notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any such consent shall be deemed revoked if (a) the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with such consent and (b) such inability becomes known to the secretary or an assistant secretary of the corporation or the transfer agent, or other person responsible for giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

9.3          EFFECTIVENESS OF NOTICE

Notice given by mail shall be deemed to be given at the time it is deposited in the United States mail. Notice given by overnight courier service shall be deemed to be given when delivered to the overnight courier service for delivery. Notice given by facsimile or other electronic transmission shall be deemed given: (a) if by facsimile transmission, when directed to a number at recipient has consented to receive notice; (b) if by electronic mail, when directed to an electronic mail address at which the recipient has consented to receive notice; (c) if by a posting on an electronic network together with separate notice to the recipient of such specific posting, upon the later of (i) such posting and (ii) the giving of such separate notice; and (d) if by any other form of electronic transmission, when directed to the recipient. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein. The requirement for notice shall be deemed satisfied, except in the case of a stockholder meeting with respect to which written notice is required by law, if actual notice is received orally or in writing by the person entitled thereto as far in advance of the event with respect to which notice is given as the minimum notice period required by law or these bylaws.

9.4          WAIVER OF NOTICE

Whenever under law, the certificate of incorporation or these bylaws notice is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time stated therein, shall be deemed equivalent to notice. Attendance by a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission, unless so required by law, the certificate of incorporation or these bylaws.

ARTICLE 10

GENERAL PROVISIONS

10.1        FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the board of directors. In the absence of such a resolution, the fiscal year of the corporation shall be the calendar year.

10.2        CORPORATE SEAL

The board of directors may adopt a corporate seal inscribed with the name of the corporation and the words “CORPORATE SEAL” and “DELAWARE” and otherwise in the form approved by the board.

10.3        AMENDMENTS

These bylaws may be altered, amended or repealed (a) by the affirmative vote of a majority of the stock having voting power present in person or by proxy at any annual meeting of stockholders at which a quorum is present, or at any special meeting of stockholders at which a quorum is present, if notice of the proposed alteration, amendment or repeal is contained in the notice of such special meeting, or (b) by the affirmative vote of a majority of the directors then qualified and acting at any regular or special meeting of the board, if the certificate of incorporation confers such power upon the board; provided, however, that the stockholders may provide specifically for limitations on the power of directors to amend particular bylaws and, in such event, the directors’ power of amendment shall be so limited; and further provided that no reduction in the number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

EXHIBIT C

Forum Selection Bylaw Provision

ARTICLE IX

MISCELLANEOUS PROVISIONS

Section 1.  ***

Section 2.  ***

Section 3.  Forum for Adjudication of Disputes.  Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of breach of fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Certificate of Incorporation or these Bylaws (in each case, as may be amended from time to time); or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine, shall be in the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to (i) the provisions of this Article IX, Section 3 and (ii) the personal jurisdiction of the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware in any proceeding brought to enjoin any action by that person or entity that is inconsistent with the exclusive jurisdiction provided for in this Section. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.